--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                            AMBASSADORS GROUP, INC.
             (Exact name of Registrant as specified in its charter)

                  DELAWARE                                       91-1957010
       (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                      Identification Number)

                            110 SOUTH FERRALL STREET
                               SPOKANE, WA 99202
   (Address, including zip code, of Registrant's principal executive offices)

                                 (509) 534-6200
              (Registrant's telephone number, including area code)

                             ---------------------

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            AMBASSADORS GROUP, INC.

                 INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

                                                                     LOCATION IN
ITEM NO.                    CAPTION                             INFORMATION STATEMENT
--------                    -------                             ---------------------
   1.      Business                                   "Summary," "The Distribution," "Risk
                                                      Factors," "Management's Discussion and
                                                      Analysis of Financial Condition and
                                                      Results of Operations," and "Business"
   2.      Financial Information                      "Summary Financial Data,"
                                                      "Capitalization," "Selected Financial
                                                      Data," "Management's Discussion and
                                                      Analysis of Financial Condition and
                                                      Results of Operations," and "Business"
   3.      Properties                                 "Business -- Properties"
   4.      Security Ownership of Certain Beneficial   "The Distribution," and "Management"
           Owners and Management
   5.      Directors and Executive Officers           "Management"
   6.      Executive Compensation                     "Management"
   7.      Certain Relationships and Related          "Relationship with Ambassadors,"
           Transactions                               "Management," and "Certain Transactions"
   8.      Legal Proceedings                          "Business -- Legal Proceedings"
   9.      Market Price of and Dividends on the       "The Distribution," "Dividend Policy,"
           Registrant's Common Equity and Related     and "Description of Capital Stock"
           Stockholder Matters
  10.      Recent Sales of Unregistered Securities    Not included
  11.      Description of Registrant's Securities to  "The Distribution," "Dividend Policy,"
           be Registered                              and "Description of Capital Stock"
  12.      Indemnification of Directors and Officers  "Limitation of Liability and
                                                      Indemnification of Directors and
                                                      Officers"
  13.      Financial Statements and Supplementary     "Consolidated Financial Statements"
           Data
  14.      Changes In and Disagreements with          Not applicable
           Accountants on Accounting and Financial
           Disclosure
  15.      Financial Statements and Exhibits          "Consolidated Financial Statements"

                        AMBASSADORS INTERNATIONAL, INC.
                             1071 CAMELBACK STREET
                            NEWPORT BEACH, CA 92660


                                                                February 4, 2002


Dear Stockholder:

     I am pleased to report that the previously announced spinoff of Ambassadors International, Inc.'s wholly-owned subsidiary, Ambassadors Group, Inc. ("Group"), is expected to become effective on February 28, 2002. We expect that Group's shares of common stock will be listed on the Nasdaq National Market under the symbol "EPAX" upon Nasdaq approval of Group's listing application.


     Holders of record of Ambassadors International, Inc. ("Ambassadors") common stock as of the close of business on February 4, 2002, the Record Date, will receive one (1) share of Group common stock for every one (1) share of Ambassadors common stock held. No action is required on your part to receive your Group shares. You will not be required either to pay anything for the new shares or to surrender any shares of Ambassadors common stock.



     The enclosed information statement describes the distribution of shares of Group common stock and contains important information about Group, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact Ambassadors' transfer agent, Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660, telephone (800) 356-2017 (Domestic) or +1 (201) 329-8660
(International), TDD (800) 231-5469 (Domestic) or +1 (201) 329-8354
(International), or send an email to Mellon Investor Services at www.melloninvestor.com.


                                          Sincerely,

                                          John A. Ueberroth
                                          President and Chief Executive Officer

                           [AMBASSADORS GROUP, INC.]

                             INFORMATION STATEMENT

         DISTRIBUTION OF APPROXIMATELY 9,813,140 SHARES OF COMMON STOCK

     This information statement is being furnished in connection with the distribution by Ambassadors International, Inc. ("Ambassadors") to holders of its common stock, par value $0.01 per share, of all the outstanding shares of Ambassadors Group, Inc. ("Group") common stock, par value $0.01 per share (the "Distribution").

     Shares of Group common stock will be distributed to holders of Ambassadors common stock of record as of the close of business on February 4, 2002, which will be the Record Date. Each such holder will receive one (1) share of our common stock for every one (1) share of Ambassadors common stock held on the Record Date. The Distribution will be effective at 11:59 p.m. on February 28, 2002.

     No stockholder approval of the Distribution is required or sought. Ambassadors is not asking you for a proxy and you are requested not to submit a proxy. Ambassadors stockholders will not be required to pay for the shares of Group's common stock to be received by them in the Distribution, or to surrender or to exchange shares of Ambassadors' common stock in order to receive Group's common stock, or to take any other action in connection with the Distribution. There is no current trading market for Group's common stock. Group will apply to list its common stock on the Nasdaq National Market under the symbol "EPAX." We cannot guarantee that Group's common stock will be approved for listing on the Nasdaq National Market.


     IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 8.


                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.
                             ---------------------


     STOCKHOLDERS OF AMBASSADORS WITH INQUIRIES RELATED TO THE DISTRIBUTION SHOULD CONTACT AMBASSADORS' TRANSFER AGENT, MELLON INVESTOR SERVICES LLC, 85 CHALLENGER ROAD, RIDGEFIELD PARK, NEW JERSEY 07660, TELEPHONE (800) 356-2017 (DOMESTIC) OR +1 (201) 329-8660 (INTERNATIONAL), TDD (800) 231-5469 (DOMESTIC)
OR +1 (201) 329-8354 (INTERNATIONAL), OR SEND AN EMAIL TO MELLON INVESTOR SERVICES AT WWW.MELLONINVESTOR.COM.



          The date of this information statement is February 4, 2002.

                             INFORMATION STATEMENT
                            AMBASSADORS GROUP, INC.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    4
The Distribution............................................    5
Risk Factors................................................    8
Special Note Regarding Forward-Looking Statements...........   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Selected Financial Data.....................................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   27
Management..................................................   32
Stock Ownership of Executive Officers, and Other
  Directors.................................................   39
Certain Transactions........................................   40
Description of Capital Stock................................   45
Where You Can Find More Information.........................   46
Consolidated Financial Statements...........................  F-2

                                  THE COMPANY

     The business of Ambassadors Group, Inc. (the "Company" or "Group") has been active since Ambassadors International, Inc. ("Ambassadors") was founded in 1967. Group consists of several specialized private-label travel programs, including (i) the "People to People Student Ambassador Programs" ("Student Ambassador Programs"), which provide opportunities for grade school, junior high, and senior high students to visit domestic and foreign destinations to learn about the politics, economy and culture of such countries, (ii) the "People to People Sports Ambassador Programs" ("Sports Ambassador Programs"), which provide opportunities for junior high and senior high school athletes to participate in domestic and international sports travel programs, and (iii) the "People to People Ambassador Programs" ("Professional Ambassador Programs"), which provide foreign travel experiences for professionals, with emphasis on meetings and seminars between participants and persons in similar professions abroad.

     Since 1983, Group has organized programs for more than 103,800 students, 49,200 adults and 9,150 athletes in more than 35 countries on five continents. In 2000, the Company's educational travel programs featured visits to such countries as Australia, China, France, Germany, Great Britain, India, Italy and New Zealand. In 2000, approximately 25,300 participants traveled on the Company's programs.

     A majority of Group's programs are organized in connection with People to People International ("People to People"), a private, non-profit organization dedicated to the promotion of world peace through cultural exchange. People to People was founded by President Dwight D. Eisenhower in 1956 and was originally administered by the U.S. State Department. Eight U.S. Presidents since President Eisenhower, including President George W. Bush, have served as Honorary Chairman of People to People. Mary Eisenhower, the Chief Executive Officer of People to People, also continues her grandfather's legacy by serving the organization. Subject to certain exceptions, the Company's agreements with People to People give the Company the exclusive right to develop and conduct programs for kindergarten through college age students using the People to People name and the non-exclusive right to develop and conduct programs for professionals using the People to People name. In January 2000, the Company extended its agreements with People to People through the year 2010 and may further extend the agreements through 2020. The Company believes that its long association with People to People has been a major factor in its ability to provide quality educational student and professional travel programs, and that this relationship provides the Company with greater access to foreign governmental agencies, officials and institutions.

     The Company also believes that its association with People to People and the continued efforts of management have provided the foundation for the Company to develop and maintain strong strategic alliances, including but not limited to those with Yosemite National Institute, U.S. Tennis Association, the Amateur Athletic Union, USA Volleyball and Swimming, and US Soccer.

     The Company intends to grow this segment of the business internally through marketing enhancements and may make selective acquisitions of and joint agreements with travel and travel-related businesses.

                         RELATIONSHIP WITH AMBASSADORS

     Group is currently a wholly-owned subsidiary of Ambassadors. The Board of Directors of Ambassadors approved the distribution of all of the outstanding shares of Group common stock to the holders of Ambassadors common stock on January 25, 2002.

     Group has entered into agreements with Ambassadors that provide for the separation of the Company's business operations from Ambassadors.

     The agreements between Group and Ambassadors also govern various interim and ongoing relationships. All of the agreements providing for the Company's separation from Ambassadors were made in the context of the parent-subsidiary relationship and were negotiated in the overall context of the Company's separation from Ambassadors. The terms of these agreements may be more or less favorable to Group than if they had been negotiated with unaffiliated third parties. See "Risk Factors -- Risks Relating to Separating Group from Ambassadors."

                           BENEFITS OF THE SEPARATION

     The Company believes that it will realize benefits from the separation from Ambassadors, including the following:

     - Key Employees. Aligned Employee Incentives and Greater Accountability. The Company believes that the motivation of its employees (especially its key employees) and the focus of its management will be strengthened by incentive compensation programs tied to the market performance of the Company's common stock and directly linked to the performance of the Company's business. The Company also believes that the separation will enhance its ability to attract and retain qualified personnel.

     - Greater Focus. The separation will allow Group to have its own management team and employees focused specifically on Group's business and strategic opportunities. As a separate entity, the Company will have greater ability to modify its business processes and organization to better fit the needs of its business, customers, and employees.

     - Increased Stockholder Value. The separation will allow the two entities to be recognized and more appropriately valued by the financial community as distinct businesses with different investment risk and return profiles. The Company believes the separation will enhance investors' ability to evaluate the merits and future prospects of the businesses of Ambassadors and the Company, enhancing the likelihood that each will receive appropriate market recognition and valuation for its performance and potential.

                                   THE DISTRIBUTION

Distributing Company             Ambassadors International, Inc., a Delaware
                                 corporation.

Distributed Company              Ambassadors Group, Inc., a Delaware
                                 corporation.

Distribution Ratio               Each holder of Ambassadors common stock will
                                 receive a dividend of one (1) share of Group common stock for every one (1) share of Ambassadors common stock held on the Record
                                 Date as defined below.


Securities to be Distributed     Based on 9,813,140 shares of Ambassadors common
                                 stock outstanding on February 4, 2002,
                                 9,813,140 shares of Group common stock shall be distributed in the Distribution. The shares to be distributed shall constitute all of the outstanding shares of Group on the Distribution
                                 Date as defined below. In addition, Group has reserved 1,800,000 shares for issuance to its employees, officers, directors and consultants pursuant to the Company's 2001 Equity Incentive
                                 Plan.


Record Date                      The Record Date of the dividend is the close of
                                 business on February 4, 2002.

Distribution Date                11:59 p.m. on February 28, 2002.

Federal Income Tax
Consequences of
the Distribution                 Ambassadors has received a ruling from the
                                 Internal Revenue Service ("IRS") to the effect that the Distribution is a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended. See
                                 "The Distribution -- Federal Income Tax
                                 Consequences."

Proposed Nasdaq National
Market Listing                   There is currently no public trading market for
                                 the Company's common stock. The Company will apply for a listing of its common stock on the Nasdaq National Market under the symbol "EPAX."

Relationship Between
Ambassadors
and Group After the
Distribution                     Following the Distribution, Group will be an
                                 independent publicly held corporation and
                                 Ambassadors will have no continuing ownership of Group common stock. Prior to the Distribution, Group and Ambassadors will enter into a master separation and distribution agreement ("Master Separation and Distribution
                                 Agreement") and several other agreements for the purpose of accurately accounting for Ambassadors' contribution of cash to Group and the distribution of Group common stock to Ambassadors' stockholders. These agreements will also govern the relationship between Group and Ambassadors following the Distribution relating to employee benefits, taxes and other liabilities and obligations of both companies.
                                 See "Certain Transactions."

Post-Distribution Dividend
Policy The Company does not anticipate paying any dividends on common stock in the foreseeable future. See "Dividend Policy."

Risk Factors                     You should carefully consider the risks
                                 contained in the section entitled "Risk
                                 Factors."

Principal Executive Offices      110 South Ferrall Street
                                 Spokane, WA 99202
                                 Tel: (509) 534-6200

                             SUMMARY FINANCIAL DATA

     The following summary historical financial data has been derived from the audited financial statements, certain unaudited financial statements and unaudited interim financial statements and is summary financial data of the Company. This information should be read together with the financial statements and the notes to those statements appearing elsewhere in this information statement including the sections "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See notes 1 and 14 to the financial statements for information regarding computation of net loss per share and pro forma net loss per share.

     Summary financial data as of and for the period ended:

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                            -------------------------   -------------------------------------------------------
                               2001          2000        2000      1999      1998        1997          1996
                            -----------   -----------   -------   -------   -------   -----------   -----------
                            (UNAUDITED)   (UNAUDITED)                                 (UNAUDITED)   (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of income
  data(A):
Net revenue(B)............    $41,777       $34,765     $40,322   $26,533   $24,429     $21,304       $17,635
                              -------       -------     -------   -------   -------     -------       -------
Selling and tour promotion
  expenses................    $11,498       $11,495     $17,177   $11,358   $ 8,714     $ 7,700       $ 8,020
General and administrative
  expenses................    $ 6,314       $ 4,952     $ 7,816   $ 5,957   $ 5,300     $ 4,771       $ 4,774
                              -------       -------     -------   -------   -------     -------       -------
Operating income..........    $23,965       $18,318     $15,329   $ 9,218   $10,415     $ 8,833       $ 4,841
                              -------       -------     -------   -------   -------     -------       -------
Cumulative effect of
  accounting change.......         --            --          --        --   $   128          --            --
                              -------       -------     -------   -------   -------     -------       -------
Net income after tax......    $17,020       $12,567     $11,056   $ 6,701   $ 7,470     $ 5,743       $ 3,565
Earnings per
  share -- basic and
  diluted.................    $  1.76       $  1.30     $  1.14   $  0.69   $  0.77     $  0.59       $  0.37
                              -------       -------     -------   -------   -------     -------       -------
Balance sheet data(C):
Cash and cash equivalents
  and available-for-sale
  securities(D)...........    $33,279       $64,012     $71,543   $39,897   $23,335     $17,931       $ 7,802
Total assets..............    $44,543       $73,348     $81,142   $49,398   $26,259     $21,357       $ 9,877
Total stockholder's
  equity..................    $33,515       $53,995     $53,554   $34,634   $17,762     $13,335       $ 4,789
                              -------       -------     -------   -------   -------     -------       -------

---------------

(A) In February 1996, the Company expanded its professional programs and in June 1999, the Company expanded its sport travel through the acquisitions of American People Ambassador Programs, Inc. and Travel Dynamics, Inc. These acquisitions are included in the Company's statement of income since the dates of acquisition.

(B) Net revenue is a function of gross program receipts less program pass through expenses. Program pass through expenses include all direct costs associated with the Company's programs, including costs related to airfare, hotels, meals, ground transportation, guides, professional exchanges and changes in currency exchange rates. Gross program receipts during the nine months ended September 30, 2001 and 2000 was $112.2 million and $95.6 million, respectively. Gross program receipts during the years ended December 31, 2000, 1999, 1998, 1997, and 1996 was $107.8 million, $71.6 million, $67.4 million, $60.2 million, and $52.4 million.

(C) All of the Company's acquisitions have been accounted for under the purchase method of accounting. Therefore, the balance sheet data includes the accounts of the acquired entities as of their respective dates of acquisition.

(D) Cash and cash equivalents and available-for-sale securities include restricted cash equivalents in the amount of $112,000 for the periods ended September 30, 2001 and 2000, December 31, 2000 and 1999. For the periods ended December 31, 1998, 1997, and 1996, cash, cash equivalents, and available-for-sale securities include restricted cash equivalents in the amounts of $152,000, $125,000, and $55,000, respectively.

                                THE DISTRIBUTION

GENERAL

     The Board of Directors of Ambassadors approved the distribution of all of the outstanding shares of Group common stock to the holders of Ambassadors common stock on January 25, 2002. In the Distribution, each holder of Ambassadors common stock will receive as a dividend one share of Group common stock for every one share of Ambassadors common stock held on February 4, 2002, which will be the Record Date for determining the holders of Ambassadors stock entitled to receive the dividend.

MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions relating to the Distribution are set forth in the Master Separation and Distribution Agreement between Group and Ambassadors. Under the Master Separation and Distribution Agreement, the Distribution will be effective at 11:59 p.m. on the Distribution Date, February 28, 2002.

     AMBASSADORS STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF GROUP COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF AMBASSADORS COMMON STOCK IN ORDER TO RECEIVE GROUP COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF AMBASSADORS STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND AMBASSADORS STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

     For an explanation of the tax consequences of the Distribution, please see "Federal Income Tax Consequences of the Distribution."

     In order to be entitled to receive shares of Group common stock in the Distribution, Ambassadors' stockholders must be stockholders at the close of business on the Record Date, February 4, 2002.

REASONS FOR THE DISTRIBUTION

     Ambassadors' Board of Directors has determined that the separation of Group's business from Ambassadors' other businesses is in the best interests of Ambassadors and its stockholders. The Ambassadors' Board of Directors believes the separation will better align employee incentives and accountability, allow Group to focus greater management attention and resources on opportunities for Group businesses, and increase shareholder value by allowing the financial community to focus separately on each business. The Board of Directors also believes Ambassadors will similarly benefit by being able to focus on its retained businesses and their growth opportunities.

RESULTS OF THE DISTRIBUTION

     After the Distribution, Group will be an independent publicly held corporation owning and operating what has previously been referred to by Ambassadors as the Education Group. Immediately after the Distribution, the Company will have the same number of shareholders of record of Group and the same number of issued and outstanding shares as does Ambassadors on the Record Date. The actual number of shares to be distributed will be determined on the Record Date. Prior to the Distribution, Group will enter into the Master Separation and Distribution Agreement and other agreements with Ambassadors in connection with, among other things, employee benefits, payroll, taxes and interim services. The Distribution will not affect the number of outstanding shares of Ambassadors common stock or any rights of Ambassadors stockholders.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     Ambassadors has received a tax ruling from the IRS (the "Tax Ruling") to the effect that the Distribution is a tax free transaction under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the "Code").

     So long as the Distribution qualifies as a tax-free transaction and is not subsequently disqualified as a tax-free transaction, the material U.S. Federal income tax consequences should be as follows:

     - Ambassadors should not recognize any gain or loss upon the Distribution;

     - no gain or loss should be recognized by, or be includable in the income of, a stockholder of Ambassadors solely as the result of the receipt of Group common stock in the Distribution;

     - the basis of the Ambassadors common stock and Group common stock held by Ambassadors' stockholders immediately after the Distribution should be the same as each holder's basis in Ambassadors' common stock immediately before the Distribution, allocated between the common stock of Ambassadors and Group in proportion to their relative fair market values on the Distribution Date; and

     - the holding period of Group common stock received by Ambassadors stockholders should include the holding period of their Ambassadors common stock, provided that such Ambassadors common stock is held as a capital asset on the date of the Distribution.

     The validity of the Tax Ruling relating to the qualification of the Distribution as a tax-free transaction is subject to the accuracy of the factual statements and representations made to the IRS, as of the effective date of the Distribution. The Company is not aware of any facts or circumstances that would cause such representations and statements to be untrue.

     If the Distribution were not to qualify as a tax-free transaction, Ambassadors would recognize taxable gain equal to the excess of the fair market value of Group common stock distributed to Ambassadors stockholders over Ambassadors' tax basis in Group common stock. In addition, each stockholder who receives Group common stock in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value at the date of Distribution of Group common stock received. In this event, the Distribution may be taxed either as a dividend or as a capital gain. The basis of the shares of Group stock received as a taxable distribution by the Ambassadors shareholders will be the fair market value of the shares on the Distribution date. The holding period for the shares of Group stock received by the Ambassadors shareholders will commence on the date of Distribution.

     Even if the Distribution otherwise qualifies for tax-free treatment under Sections 355 and 368 of the Code, it may be disqualified as tax-free to Ambassadors under Section 355(e) of the Code if, subsequent to the Distribution, 50% or more of the stock of Ambassadors or Group stock is acquired as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of Group stock or Ambassadors's stock within two years before or after the Distribution are presumed to be part of such a plan, although Ambassadors or Group may be able to rebut that presumption. If such an acquisition of Group stock or Ambassadors's stock triggers the application of
Section 355(e), Ambassadors would recognize taxable gain as described above but the Distribution would generally be tax-free to each Ambassadors stockholder. Under the tax sharing agreement between Ambassadors and Group, Group would be required to indemnify Ambassadors against that taxable gain if it were triggered by an acquisition of Group stock. Please see "Relationship Between Ambassadors and Group After the Distribution -- Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between Ambassadors and the Company.

     U.S. Treasury Regulations require each Ambassadors stockholder that receives shares of Group stock in the Distribution to attach to the stockholder's U.S. Federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the Distribution. Within a reasonable period of time after the Distribution, Ambassadors will provide its stockholders who receive Group common stock pursuant to the Distribution with the information necessary to comply with such requirement.

     Although pursuant to the Master Separation and Distribution Agreement the conditions of the Distribution set forth therein may be waived by Ambassadors' Board of Directors in its sole discretion, Ambassadors does not presently intend to waive the condition of the receipt of the Tax Ruling.

     Each Ambassadors stockholder should consult his or her tax adviser about the particular consequences of the Distribution to such stockholder, including the application of state, local and foreign tax laws, and possible changes in tax law that may affect the tax consequences described above.

LISTING AND TRADING OF GROUP COMMON STOCK

     There is not currently a public market for Group common stock. Group will apply for Group common stock to be listed on the Nasdaq National Market under the symbol "EPAX." The Company cannot guarantee that Group common stock will be approved for listing on the Nasdaq National Market. Assuming such listing is approved, it is anticipated that trading will commence on a when-issued basis prior to the Distribution. On the first trading day following the Distribution Date, when-issued trading in Group common stock will end and regular-way trading will begin.

     The Company cannot make any assurances as to the price at which Group common stock will trade before, on or after the Distribution Date. Until Group's common stock is fully distributed and an orderly market develops in Group's common stock, the price at which Group stock trades may fluctuate significantly. In addition, the combined trading prices of Group common stock and Ambassadors common stock held by stockholders after the Distribution may be less than, equal to or greater than the trading price of Ambassadors common stock prior to the Distribution.

     The shares of Group common stock distributed to Ambassadors stockholders will be freely transferable, except for shares received by stockholders who may have a special relationship or affiliation with the Company. People who may be considered Group affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company. This may include some or all of Group's officers and directors. Persons who are Group's affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act or Rule 144 thereunder.

REASON FOR FURNISHING THIS INFORMATION STATEMENT

     This information statement is being furnished by Group solely to provide information to stockholders of Ambassadors who will receive shares of Group common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Group securities. The information contained in this information statement is believed by the Company to be accurate as of the date set forth on its cover. Changes may occur after that date, and the Company will not update the information except in the normal course of its respective public disclosure obligations and practices.

                                  RISK FACTORS

     The following factors should be considered in addition to other information included in this information statement. These factors include Risks Relating to Group's Business, Risks Relating to Separating Group from Ambassadors, Risks Relating to Transitional Services, and Risks Relating to the Securities Markets and Ownership of Group Common Stock.

RISKS RELATING TO GROUP'S BUSINESS

  INTERNATIONAL OPERATIONS AND NATURAL OCCURRENCES; TRAVEL INDUSTRY

     Because substantially all of the Company's travel programs are conducted outside the United States, the Company's operations are subject to special risks inherent in doing business internationally. Such risks include the adverse effects on operations from war, international terrorism, civil disturbances, political instability, governmental activities and deprivation of contract rights. Periods of international unrest, such as those caused by and following the attacks on September 11, 2001, have reduced demand for the Company's travel programs and could have a material adverse effect on the Company's business and results of operations. Examples of such past events include the Gulf War in 1991, civil unrest in China in 1989 and the Chernobyl disaster in 1986.

     In the past, gross receipts from programs to Europe, the South Pacific (Australia and New Zealand) and China have accounted for a majority of the Company's gross receipts. The Company expects gross receipts from programs to Europe, the South Pacific and China to continue to account for a majority of its gross receipts in 2001. The occurrence of any of the events described above or other unforeseen developments in one or more of these regions would have a material adverse effect on the Company. Demand for the Company's travel programs also may be adversely affected by natural occurrences such as hurricanes, earthquakes, epidemics and flooding in geographic regions in which the Company conducts its travel programs.

     The Company's results of operations will depend upon factors affecting the travel industry in general. The Company's revenues and earnings are especially sensitive to events that affect domestic and international air travel and the level of hotel reservations. A number of factors, including those mentioned above, a rise in fuel prices or other travel costs, excessive inflation, currency fluctuations, extreme weather conditions and concerns about passenger safety could result in a temporary or longer-term overall decline in demand for the Company's travel programs. Demand for the Company's products and services may be significantly affected by the general level of economic activity and employment in the United States and key international markets. Therefore, any significant economic downturn or recession in the United States or these other markets could have a material adverse effect on the business, financial condition and results of operations of the Company.

  SEPTEMBER 11 AND TERRORISM

     Terrorist attacks, such as the attacks that occurred on September 11, 2001, the response by the United States on October 7, 2001 and other acts of violence or war have and will affect the travel industry generally, the markets in which the Company operates, the Company's operations and profitability. Further terrorist attacks against the United States or United States businesses at home and abroad may occur. The September 11 attacks have had a very negative impact on domestic and international air travel and the travel industry generally. As a result, the Company has experienced a significant reduction in registrations and increased cancellations for its future travel programs. The potential near-term and long-term effect these attacks may have for the Company's customers, the market for the Company's common stock, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable, and the Company may not be able to foresee events that could have an adverse effect on its business or operations.

  SEASONALITY; FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's businesses are highly seasonal. The Company recognizes gross program receipts, revenues and program pass-through expenses upon the overseas departure of its program participants. The majority of the Company's travel programs are scheduled in June and July of each year, and the Company anticipates that this trend will continue for the foreseeable future. Substantially all of the Company's operating income is generated in this period, which historically has offset the operating losses incurred during the rest of the year. The Company's annual results would be adversely affected if the Company's revenues were to be substantially below seasonal norms during the second and third quarters of the year. The Company's operating results may fluctuate as a result of many factors, including the mix of programs and program destinations offered by the Company and its competitors, the introduction and acceptance of new programs and program enhancements by the Company and its competitors, timing of program completions, cancellation rates, competitive conditions in the industry, marketing expenses, extreme weather conditions, international conflicts, timing of and costs related to acquisitions, changes in relationships with certain travel providers, economic factors and other considerations affecting travel. In addition, the Company records on a quarterly basis realized gains and losses on its forward foreign exchange contracts. As a result of the foregoing, annual or quarterly operating results may be below the expectations of public market analysts and investors. In such event, the price of the common stock could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  COMPETITION

     The travel industry in general and the educational segment of the travel industry is highly competitive and has relatively low barriers to entry. The Company competes with other companies that provide similar educational travel programs for students as well as independent programs organized and sponsored by local teachers with the assistance of local travel agents. Under the terms of the Company's agreement with People to People, People to People reserves the right to offer programs to college students for studies abroad and to grant other entities, which compete with the Company, the right to use the People to People name in connection with People to People's professional education programs. In general, the Company's professional travel programs compete with independent professional organizations that sponsor and organize their own travel programs through the assistance of local travel agents, and other organizations that offer travel programs for adults. Some of the Company's competitors are larger and have greater brand name recognition and financial resources than the Company. There can be no assurance that the Company will be able to compete successfully, and the failure to compete successfully may have a material adverse effect on the business, financial condition and results of operations of the Company.

  DEPENDENCE ON "PEOPLE TO PEOPLE"

     The Company's agreements with People to People give the Company the exclusive right to develop and conduct programs for kindergarten through college age students using the People to People name, and the non-exclusive right to develop and conduct programs for professionals using the People to People name. The Company's agreements with People to People, however, allow People to People to continue to conduct college and professional seminars and internship programs and to develop other student, sport and professional programs. The People to People agreements expire in 2010 and, at the election of the Company, may be further extended through 2020. The Company believes that it derives benefit from its ability to market its programs using the People to People name. If the Company's agreements with People to People are terminated or if the Company is unable to use the People to People name to market new programs or destinations, the Company's business, financial condition and results of operations could be materially and adversely affected.

  DEPENDENCE ON TRAVEL SUPPLIERS

     The Company is dependent upon travel suppliers for access to their products and services. Travel suppliers include airlines, hotels, bus lines and other participants in the travel industry. Consistent with industry practices, the Company currently has no long-term agreements with its travel suppliers that obligate such suppliers to sell services or products through the Company on an ongoing basis. Therefore, the Company's travel suppliers generally can cancel or modify their agreements with the Company upon relatively short notice. In addition, any decline in the quality of travel products and services provided by these suppliers, or a perception by travelers of such a decline, could adversely affect the Company's reputation. The loss of contracts, changes in the Company's pricing agreements, commission schedules or incentive override commission arrangements, more restricted access to travel suppliers' products and services or less favorable public opinion of certain travel suppliers and resulting low demand for the products and services of such travel suppliers could have a material adverse effect on the business, financial condition and results of operations of the Company.

  DEPENDENCE ON KEY PERSONNEL

     The Company's performance is substantially dependent on the continued services and performances of its senior management and certain other key personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have long-term employment agreements with any of its executive officers. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled managerial, marketing and customer service personnel. The failure to retain and attract necessary managerial, marketing and customer service personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

  GOVERNMENT REGULATION AND TAXATION

     Many travel suppliers, particularly airlines, are subject to extensive regulation by federal, state and foreign governments. In addition, the travel industry is subject to certain special taxes by federal, state, local and foreign governments, including hotel bed taxes, car rental taxes, airline excise taxes and airport taxes and fees. New or different regulatory schemes or changes in tax policy could have an adverse impact on the travel industry in general and could have a material adverse effect on the business, financial condition and results of operations of the Company.

  FLUCTUATION OF CURRENCY EXCHANGE RATES: INCREASED COSTS

     Many of the Company's arrangements with its foreign-based suppliers require payment to be made in foreign currencies. Any decrease in the value of the U.S. dollar in relation to foreign currencies has the effect of increasing the cost of the services to be provided. Since late 1993, the Company generally has purchased forward contracts to help manage program costs and hedge against foreign currency valuation increases. While the ability to utilize forward contracts for the delivery of foreign currencies can mitigate the effect of increased program costs and foreign currency exchange fluctuations, there can be no assurance that increased program costs relating to such currency fluctuations will not be substantial in future periods. The Company's contract with participants in its travel programs provides the Company the option, and historically the Company has attempted, to pass along any increase in program costs resulting from currency fluctuations to program participants. Nonetheless, there can be no assurance that the Company will be able to increase program prices to offset any such cost increases in the future and any failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  CASUALTY LOSSES

     Due to the nature of its business, the Company may be subject to liability claims arising out of accidents or disasters causing injury to participants in its programs, including claims for serious personal injury or death. The Company believes that it has adequate liability insurance for risks arising in the normal course of its business. Although there have been no claims the Company has experienced for which it did not have adequate insurance coverage, there can be no assurance that insurance coverage will be sufficient to cover one or more large claims or that the applicable insurer will be solvent at the time of any covered loss. Further, there can be no assurance that the Company will be able to obtain insurance coverage at acceptable levels and cost in the future. Successful assertion against the Company of one or a series of large uninsured claims, or of one or a series of claims exceeding any insurance coverage, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Insurance."

  CONTINUED CONTROL OF THE COMPANY BY CERTAIN STOCKHOLDERS

     Upon completion of the Distribution, John Ueberroth, Joseph Ueberroth and Peter Ueberroth (all family members) will beneficially own in the aggregate approximately 30% of the outstanding shares of the Company's common stock. Accordingly, they will likely be able to exercise effective voting control of the Company, and would likely be able to elect all of the Company's directors and be able to determine the outcome of any matter being voted upon by the Company's stockholders, including any merger, sale of assets or other change in control of the Company. The Ueberroths' ownership position, together with the antitakeover effects of certain provisions contained in the Company's Certificate of Incorporation and Bylaws, may have the effect of delaying or preventing a change of control of the Company.

RISKS RELATING TO SEPARATING GROUP FROM AMBASSADORS

  INDEMNIFICATION OF AMBASSADORS FOR TAX LIABILITIES INCURRED IN CONNECTION WITH THE DISTRIBUTION

     The Company and Ambassadors have entered into a tax sharing agreement pursuant to which the Company has agreed to indemnify Ambassadors for certain taxes and similar obligations that it could incur if the Distribution does not qualify for tax-free treatment due to any of the following events:

     - the acquisition of a controlling interest in Group stock after the Distribution;

     - Group's failure to continue its business after the Distribution;

     - a repurchase of Group stock; or

     - other acts or omissions by the Company.

     Internal Revenue Service regulations provide that if another person or group acquires a 50% or greater interest in Group stock within two years of the Distribution, a presumption will arise that the acquisition was made in connection with the Distribution, causing the Distribution to become taxable to Ambassadors. This presumption may deter other companies from acquiring the Company for two years after the Distribution. In addition, Ambassadors has agreed to indemnify Group for any tax liabilities Group incurs as a result of Group's operations and Ambassadors' operations prior to Group's separation from Ambassadors. Nevertheless, Group may be held jointly and severally liable for such liabilities, and Group cannot make any assurances that it will be able to recover from Ambassadors any losses it may suffer. If the Company takes any action or fails to take any action that would cause Ambassadors' distribution of Group common stock to be taxable to Ambassadors, the Company's financial condition could be seriously harmed.

  GROUP'S HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF ITS RESULTS AS A SEPARATE COMPANY

     Group's financial statements have been carved out from the consolidated financial statements of Ambassadors using the historical operating results and historical bases of the assets and liabilities of the Ambassadors business that Group comprises. Accordingly, the historical financial information the Company has included in this information statement does not necessarily reflect what the Company's financial position, operating results and cash flows would have been had Group been a separate, stand-alone entity during the periods presented. The Company's costs and expenses include allocations from Ambassadors for centralized corporate services and infrastructure costs, including legal, accounting, insurance, finance and information technology. See "Notes to Consolidated Financial Statements, Note 10."

     These allocations have been determined on bases that Ambassadors and Group consider to be reasonable reflections of the utilization of services provided to or the benefit received by the Company. The historical financial information is not necessarily indicative of what Group's operating results, financial position and cash flows will be in the future. While the Company has made certain adjustments to its historical financial information, the Company has not made all of the necessary adjustments to its historical financial information to reflect all significant changes that will occur in its cost structure, funding and operations as a result of Group's separation from Ambassadors, including increased costs associated with reduced economies of scale, increased marketing expenses related to building a company brand identity separate from Ambassadors and increased costs associated with being a publicly-traded, stand-alone company.

  RELIANCE ON AMBASSADORS TO FUND FUTURE CAPITAL REQUIREMENTS; AVAILABILITY OF FUTURE FINANCING

     In the past, Group has been able to satisfy its own capital requirements without assistance from Ambassadors. Ambassadors has agreed to provide a credit facility to Group in the amount of $20 million. See "Certain Transactions-Credit Facility Agreement." In addition, Ambassadors and Group will allocate cash between themselves as follows: (i) Group will keep the cash required to operate travel programs for which it has received participant deposits or paid vendor deposits and (ii) Group will keep an amount equal to the cash required for Group's post-separation operations. To the extent Group is required to have a stockholder's equity at December 31, 2001 of $15 million in order to meet Nasdaq listing requirement and Group's stockholder's equity is less than $15 million at such data, Ambassadors has agreed to allocate additional cash to Group to enable Group to meet such listing standard. Ambassadors will keep the remaining cash not specifically allocated to Group pursuant to the formula. The measurements or estimates for the preceding allocations will be taken or made at the end of the month in which the Distribution is approved by Ambassadors' Board of Directors. See "Certain Transactions -- Capital Contribution." Nevertheless, following the Distribution, Group will no longer have the option of relying on Ambassadors to finance its capital requirements.

     The Company believes that its capital requirements will vary from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in operating results, financing activities, acquisitions and investments and receivables management. The Company believes that its future cash flow from operations will be sufficient to satisfy its working capital, capital expenditure and product development requirements for the foreseeable future. However, the Company may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in its business. Future equity financings would be dilutive to the existing holders of Group common stock. Future debt financings could involve restrictive covenants. The Company may not be able to obtain financing with interest rates as favorable as those that Ambassadors could obtain or at all.

  AMBASSADORS' INABILITY TO FUND THE CREDIT FACILITY COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY

     As part of the Distribution, Ambassadors has agreed to provide a credit facility in the amount of $20 million to Group. Ambassadors' ability to fund the credit facility could be impaired due to a variety of factors including sudden capital expenditures, fluctuations in operating results, financing activities and receivables management. To the extent any one of these factors caused an impairment in Ambassadors' ability to fund all or part of the $20 million, the Company would be forced to seek and obtain alternative financing in the form of debt or equity. There can be no assurance that the Company would be successful in obtaining alternative financing on favorable terms, or at all. The Company's failure to obtain such financing or to obtain such financing on favorable terms could have a material adverse effect on the Company's business, financial condition and results of operations.

  GROUP'S OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST DUE TO THEIR OWNERSHIP OF AMBASSADORS COMMON STOCK

     Many of the Company's directors and executive officers own substantial amounts of Ambassadors common stock and options to purchase Ambassadors common stock. Ownership of Ambassadors common stock by the Company's directors and officers after the separation from Ambassadors could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Ambassadors and the Company.

  GROUP'S DIRECTORS MAY HAVE CONFLICTS OF INTEREST DUE TO THEIR DUAL SERVICE AS DIRECTORS OF AMBASSADORS INTERNATIONAL

     The Company's directors also serve as directors (and executive officers in one instance) of Ambassadors. Whenever a director of the Company serves as an executive officer or director of another entity such as Ambassadors International, Inc., there is the potential for a conflict of interest, i.e., that the fiduciary obligations of an individual to Ambassadors conflict with the fiduciary obligations to the Company and vice versa. Involvement by these same individuals in the affairs of Ambassadors International specifically creates demands on their time and resources which may be needed for the Company and its affairs. The Company's directors will resolve all conflicts in accordance with their fiduciary duties and will utilize an audit committee to approve all related party transactions as required by NASD Marketplace Rules.

RISKS RELATING TO TRANSITIONAL SERVICES

     The Company and Ambassadors have agreed to provide transitional services to each other, including services related to finance and accounting.

     These transitional services will not exceed a term of 12 months from the Distribution Date unless extended by the Company and Ambassadors. After the expiration of these service arrangements, the Company may not be able replace the transitional services, if any, in a timely manner or on terms and conditions as favorable as those received under this arrangement. Furthermore, these agreements were negotiated in a parent-subsidiary relationship and were negotiated in the overall context of Group's separation from Ambassadors. The prices charged to the Company under these agreements are generally consistent with prices that the Company would be required to pay third parties for similar services or the costs of similar services if the Company undertakes them itself.

RISKS RELATING TO THE SECURITIES MARKETS AND OWNERSHIP OF GROUP COMMON STOCK

  SALES OF GROUP COMMON STOCK IN CONNECTION WITH THE DISTRIBUTION; STOCK PRICE DECLINE


     Ambassadors currently intends to distribute all of the 9,813,140 shares of Group common stock it owns to its stockholders. Substantially all of these shares will be eligible for immediate resale in the public market. The Company is unable to predict whether significant amounts of common stock will be sold in the open market following this Distribution. The Company is also unable to predict whether a sufficient number of buyers will be in the market at that time.


  GROUP'S SECURITIES HAVE NO PRIOR MARKET; STOCK PRICE DECLINE AFTER THE DISTRIBUTION

     There has not been a public market for Group's common stock, and an active public market for Group common stock may not develop or be sustained after the Distribution. The market price of the Company's common stock could be subject to significant fluctuations after the Distribution. Among the factors that could affect the Company's stock price are:

     - quarterly variations in operating results;

     - changes in revenue or earnings estimates or publication of research reports by analysts;

     - speculation in the press or investment community;

     - strategic actions by the Company or its competitors, such as acquisitions or restructurings;

     - actions by institutional stockholders;

     - general market conditions; and

     - domestic and international economic factors unrelated to the Company's performance.

     The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the Company's common stock. In particular, the Company cannot assure you that you will be able to resell your shares at any particular price, or at all.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     You should not rely on forward-looking statements in this information statement. This information statement contains forward-looking statements that involve risks and uncertainties. The Company may use the words such as "anticipates," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue," and similar expressions to identify such forward-looking statements. This information statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of certain markets. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors, include among others, those identified under "Risk Factors" and elsewhere in this information statement. The safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

                                DIVIDEND POLICY

     The Company declared and paid cash dividends to Ambassadors during 2001 and 1998. The payment of dividends in the future will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors, in its discretion, deems relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 2001 and should be read in conjunction with the Company's financial statements and notes thereto included in this information statement:

                                                              SEPTEMBER 30,
                                                                   2001
                                                              --------------
                                                              (IN THOUSANDS)
Stockholders' Equity:
  Preferred Stock, $.01 par value, 2,000,000 shares
     authorized; no shares issued and outstanding...........          --
  Common Stock, $.01 par value, 20,000,000 shares
     authorized; 9,687,713(A) shares issued and
     outstanding............................................          97
  Additional paid-in capital................................      16,852
  Retained earnings.........................................      16,983
  Accumulated other comprehensive loss......................        (417)
                                                                 -------
  Total stockholders' equity................................     $33,515
                                                                 =======

---------------


(A) Upon completion of the separation of the Company from Ambassadors, 9,813,140 shares of Common Stock will be outstanding.

                            SELECTED FINANCIAL DATA

     This section presents the Company's historical financial data which should be read carefully with the financial statements included in this information statement, including the notes to the financial statements, and Management's Discussion and Analysis of Financial Condition and Results of Operations. The statement of operations data for each of the years in the three year period ended December 31, 2000, and the balance sheet data as of December 31, 2000 and 1999 have been derived from audited financial statements included elsewhere in this information statement. The balance sheet data as of December 31, 1998, has been derived from the audited financial statements, which are not included in this information statement. The balance sheet and statement of operations data as of and for the years ended December 31, 1997 and 1996 have been derived from unaudited financial statements not included in this information statement. The statement of operations data for the nine months ended September 30, 2001 and 2000 and the balance sheet data as of September 30, 2001 have been derived from the unaudited financial statements included elsewhere in this information statement. The balance sheet data as of September 30, 2000 has been derived from the unaudited financial statements not included in this information statement. The unaudited information has been presented on the same basis as the audited financial statements and has included all adjustments, consisting only of normal occurring adjustments that are considered necessary for a fair presentation of the Company's financial position and operating results for these periods. Historical results are not necessarily indicative of future results.

                              NINE MONTHS ENDED
                                SEPTEMBER 30,                         YEAR ENDED DECEMBER 31,
                          -------------------------   -------------------------------------------------------
                             2001          2000        2000      1999      1998        1997          1996
                          -----------   -----------   -------   -------   -------   -----------   -----------
                          (UNAUDITED)   (UNAUDITED)                                 (UNAUDITED)   (UNAUDITED)
Statement of income
  data(A):
Net revenue(B)..........    $41,777       $34,765     $40,322   $26,533   $24,429     $21,304       $17,635
Selling and tour
  promotion expenses....    $11,498       $11,495     $17,177   $11,358   $ 8,714     $ 7,700       $ 8,020
General and
  administrative
  expenses..............    $ 6,314       $ 4,952     $ 7,816   $ 5,957   $ 5,300     $ 4,771       $ 4,774
Operating income........    $23,965       $18,318     $15,329   $ 9,218   $10,415     $ 8,833       $ 4,841
Cumulative affect of
  accounting change.....         --            --          --        --   $   128          --            --
Net income after tax....    $17,020       $12,567     $11,056   $ 6,701   $ 7,470     $ 5,743       $ 3,565
Earnings per
  share -- basic and
  diluted...............    $  1.76       $  1.30     $  1.14   $  0.69   $  0.77     $  0.59       $  0.37
Balance sheet data(C):
Cash, cash equivalents,
  and available for sale
  securities(D).........    $33,279       $64,012     $71,543   $39,897   $23,335     $17,931       $ 7,802
Total assets............    $44,543       $73,348     $81,142   $49,398   $26,259     $21,357       $ 9,877
Total stockholder's
  equity................    $33,515       $53,995     $53,554   $34,634   $17,762     $13,335       $ 4,789

---------------

(A) In February 1996, the Company expanded its professional programs and in June 1999, the Company expanded its sport travel through the acquisitions of American People Ambassador Programs, Inc. and Travel Dynamics, Inc. These acquisitions are included in the Company's statement of income since the dates of acquisition.

(B) Net revenue is a function of gross program receipts less program pass through expenses. Program pass through expenses include all direct costs associated with the Company's programs, including costs related to airfare, hotels, meals, ground transportation, guides, professional exchanges and changes in currency exchange rates. Gross program receipts during the nine months ended September 30, 2001 and 2000 was $112.2 million and $95.6 million, respectively. Gross program receipts during the years ended December 31, 2000, 1999, 1998, 1997, and 1996 was $107.8 million, $71.6 million, $67.4 million, $60.2 million, and $52.4 million.

(C) All of the Company's acquisitions have been accounted for under the purchase method of accounting. Therefore, the balance sheet data includes the accounts of the acquired entities as of their respective dates of acquisition.

(D) Cash and cash equivalents and available-for-sale securities include restricted cash equivalents in the amount of $112,000 for the periods ended September 30, 2001 and 2000, December 31, 2000 and 1999. For the periods ended December 31, 1998, 1997, and 1996, cash, cash equivalents, and available-for-sale securities include restricted cash equivalents in the amounts of $152,000, $125,000, and $55,000, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto in this Information Statement. Certain statements contained herein that are not related to historical results, including, without limitation, statements regarding the Company's business strategy and objectives, future financial position, expectations about pending litigation and estimated cost savings, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and involve risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

GENERAL

     The Company is engaged primarily in promoting and organizing international educational travel programs for students, athletes, and professionals. These programs provide the opportunities for grade school, junior, and senior high school students to visit foreign countries to learn about the politics, economy and culture of such countries, as well as provide opportunities for junior and senior high school athletes to participate in domestic and international sports challenges. The Company's professional programs emphasize meetings and seminars between participants and persons in similar professions abroad.

     The Company was founded in 1967 and was reincorporated in Delaware in 1995, when it was purchased and consolidated with Ambassadors. Since Ambassador's initial public offering in August 1995, the Company has expanded its operations primarily through internal growth and acquisitions of businesses within the travel industry. These acquisitions included a February 1996 acquisition of certain assets of Marc L. Bright and Associates and a June 1999 acquisition of certain assets of Travel Dynamics, Inc. Both of these acquisitions were accounted for under the purchase method of accounting. Therefore, the results of operations of the acquired businesses are included in the Company's results of operations since their respective dates of acquisition.

     Gross program receipts reflect total payments received by the Company. Gross program receipts less program pass-through expenses constitute the Company's revenues. Program pass-through expenses include all direct costs associated with the Company's programs including costs related to airfare, hotels, meals, ground transportation, guides, professional exchanges, and changes in currency exchange rates. The Company recognizes gross program receipts, pass-through expenses and revenues upon the departure of the program participant. Operating expenses, which are expensed by the Company as incurred, are the costs related to the creation of programs, promotional materials and marketing costs, salaries, rent, other general and administrative expenses and all of the Company's ordinary expenses. The Company's policy is to obtain payment for substantially all travel services prior to entering into commitments for incurring expenses relating to such travel.

     The Company's businesses are seasonal. The majority of the Company's travel programs occur in June and July of each year. The Company has historically earned three-quarters of its annual revenues in the second and third quarters, which the Company anticipates will continue for the foreseeable future. Historically, these seasonal revenues have more than offset operating losses incurred during the rest of the year. The Company's annual results would be adversely affected if the Company's revenues were to be substantially below seasonal norms during these periods. The Company's operating results may fluctuate as a result of many factors, including the mix of student, sport, and professional programs, the mix of programs and program destinations offered by the Company and its competitors, the introduction and acceptance of new programs and program enhancements by the Company and its competitors, timing of program completions, cancellation rates, competitive conditions in the industry, marketing expenses, extreme weather conditions, international conflicts, timing of and costs relating to acquisitions, changes in relationships with certain travel providers, economic factors and other considerations affecting travel.

     The substantial majority of the Company's programs take place outside the United States and most foreign suppliers require payment in local currency rather than U.S. dollars. Accordingly, the Company is exposed to foreign currency risks in certain countries as foreign currency exchange rates between those currencies and the U.S. dollar fluctuate. To manage these risks, the Company enters into forward foreign exchange contracts and forward contracts with synthetic options.

     These foreign exchange contracts are entered into to support normal anticipated recurring purchases, and accordingly, are not entered into for speculative purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to consolidated revenues.

                                                NINE MONTHS
                                                   ENDED
                                               SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                               --------------    ------------------------------------
                                               2001     2000     2000    1999    1998    1997    1996
                                               -----    -----    ----    ----    ----    ----    ----
                                                                   % OF REVENUES
Net revenue..................................   100%     100%    100%    100%    100%    100%    100%
  Selling and tour...........................    28       33      43      43      36      36      45
  General administrative.....................    15       14      19      22      22      21      27
Operating income.............................    57%      53%     38%     35%     43%     41%     27%
Other income.................................     4        2       4       3       3      -1       3
INCOME BEFORE TAX............................    62%      55%     42%     38%     45%     41%     31%
Income tax provision.........................    21       19      14      13      15      14      10
NET INCOME...................................    41%      36%     27%     25%     31%     27%     20%

  COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2001 TO THE NINE MONTHS ENDED SEPTEMBER 30, 2000

     Gross program receipts increased to $112.2 million in the nine months ended September 30, 2001 from $95.6 million in the same period of 2000. The $16.6 million or 17% increase is primarily the result of an increase in traveled participants.

     Net revenue increased to $41.8 million in the nine months ended September 30, 2001 from $34.8 million in the same period of 2000. This increase is the result of an 11% increase in traveled participants to approximately 25,100 from approximately 22,600 during the nine months ended September 30, 2001 and 2000, respectively, accounting for almost $3.9 million of the increase. The remaining increase was primarily attributable to reductions in program pass through expenses. Gross margins (revenue as a percentage of gross program receipts) increased during the nine months ended September 30, 2001 to 37% from 36% during the nine months ended September 30, 2000.

     The Company's policy is to expense all selling and tour promotion costs as they are incurred. Selling and tour promotion expenses are comparable for the nine-month period ended September 30, 2001 and 2000 totaling $11.5 million during both time periods, respectively.

     General and administrative expenses increased to $6.3 million in the nine months ended September 30, 2001 from $5.0 million during the comparable period in 2000. The increase of $1.3 million is primarily due increased personnel expenses to further support the increased customer base.

     Operating income increased to $24.0 million in the nine months ended September 30, 2001 from $18.3 million in the comparable period of 2000. The $5.6 million increase is the result of changes as described above.

     Other income in 2001 consisted primarily of interest income generated by cash and short-term investments. During the first quarter of 2001, the Company issued a dividend to its parent company in the amount of $36.2 million. As a result, as of September 30, 2001, the Company had $33.3 million in cash, cash equivalents and short-term investments, a decrease of $38.3 million from $71.5 million at December 31, 2000.

As a result of decreased cash and lower rates of return of investments, the Company realized interest income of $1.8 million in the nine months ended September 30, 2001, compared to $2.2 million in the comparable period of 2000.

     Other income also included $1.6 million of unrealized losses on certain foreign currency contracts during the nine months ended September 30, 2000. The Company enters into forward foreign exchange contracts and foreign currency option contracts to offset certain operational exposures from changes in foreign currency exchange rates. These foreign exchange contracts and options are entered into to support normal recurring purchases, and accordingly are not entered into for speculative purposes. Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain purchase expectations. Certain of these contracts do not qualify for hedge accounting and therefore unrealized gains and losses are recorded in other income/expense.

     The Company has recorded an income tax provision of approximately $8.8 million for the nine months ended September 30, 2001 in comparison to $6.5 million for the comparable period in 2000. The income tax provision has been recorded based upon the estimated annual effective income tax rate applied to the pre-tax income.

     Net income increased to $17.0 million in the nine-month period ended September 30, 2001 from $12.6 million in the comparable period of 2000. The $4.5 million increase is the result of changes as described above.

  COMPARISON OF YEAR ENDED DECEMBER 31, 2000 TO YEAR ENDED DECEMBER 31, 1999

     The Company's gross program receipts increased by $36.3 million to $107.8 million during the year ended December 31, 2000, from $71.6 million for the year ended December 31, 1999, as a direct result of a 48% increase in participants. During the year ended December 31, 2000, approximately 25,300 participants traveled with the Company in comparison to approximately 17,150 participants traveled during 1999.

     Net revenue increased 52% to $40.3 million for the year ended December 31, 2000 from $26.5 million for the year ended December 31, 1999. A substantial majority of the increase in net revenue is due to the 48% increase in traveled participants. Gross margins remained consistent at 37% between the years.

     Selling and tour promotion expenses increased to $17.2 million during the year ended December 31, 2000 from $11.4 million for the year ended December 31, 1999, an increase of $5.8 million. The majority of this increase is attributable to increased professional program marketing expenses supporting additional professional participant volume, combined with a full year of sports selling and marketing expenses during the year ended December 31, 2000 from Group's June 1999 acquisition.

     General and administrative expenses increased during the year ended December 31, 2000 to $7.8 million from $6.0 million for the year ended December 31, 1999, an increase of $1.9 million. This increase is primarily the result of a full year of sports administrative expenses during the year ended December 31, 2000 from Group's June 1999 acquisition and increased administrative expenses to support increased participant volume.

     As a result of the foregoing, the Company's operating income during the year ended December 31, 2000 increased to $15.3 million from $9.2 million for the year ended December 31, 1999.

     The Company reported $1.5 million of other income for the year ended December 31, 2000 in comparison to $0.8 million for the year ended December 31, 1999. Other income during the year ended December 31, 2000 consisted primarily of $3.1 million in interest income generated by cash, cash equivalents and short-term investments, netted with $1.6 million in unrealized foreign exchange losses on forward foreign exchange contracts and options. For the year ended December 31, 1999, the Company realized interest and dividend income of $0.8 million. The decrease in interest and dividend income of $2.3 million resulted from lower cash balances combined with the Company's cash management investment strategies into tax exempt securities. On December 31, 2000, the Company had $71.5 million in cash, cash equivalents and short-term investments, compared to $39.9 million on December 31, 1999.

     The Company's effective income tax rate increased to 34% during the year ended December 31, 2000 from 33% during the year ended December 31, 1999. This increase is an effect of the Company's increased tax base, combined with less of a tax benefit from tax exempt interest income reducing the tax rate. The Company recorded an income tax provision of $5.8 million for the year ended December 31, 2000 compared to $3.3 million for the year ended December 31, 1999.

     Net income increased to $11.1 million for the year ended December 31, 2000 from $6.7 million in the year ended December 31, 1999. The $4.4 million increase is the result of changes as described above.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1999 TO YEAR ENDED DECEMBER 31, 1998

     For the year ended December 31, 1999, the Company strengthened the international sports programs within its curriculum through the acquisition of Travel Dynamics, Inc., an international youth travel organization specializing in sports programs.

     Overall, gross program receipts increased by $4.1 million to $71.6 million for the year ended December 31, 1999 from $67.4 million for the year ended December 31, 1998 as a result of increased traveled participants. During the year ended December 31, 1999, approximately 17,150 participants traveled with the Company in comparison to approximately 15,500 during 1998.

     Net revenue increased by 9% to $26.5 million for the year ended December 31, 1999 from $24.4 million for the year ended December 31, 1998, an increase of $2.1 million. The increase in net revenue is primarily due to the increase in traveled participants. Gross margins increased for the year ended December 31, 1999 to 37% from 36% for the year ended December 31, 1998.

     Selling and tour promotion expenses increased for the year ended December 31, 1999 to $11.4 million from $8.7 million for the year ended December 31, 1998, an increase of $2.6 million. The majority of this increase is attributable to the acquisition in June 1999 and the resulting increased sales and marketing support for the enhanced sports product line.

     General and administrative expenses increased for the year ended December 31, 1999 to $6.0 million from $5.3 million for the year ended December 31, 1998, an increase of $0.7 million. A significant portion of this increase is the result of the June 1999 acquisition made by the Company and the resulting increased support for the enhanced sports product line.

     As a result of the foregoing, operating income for the year ended December 31, 1999 decreased to $9.2 million from $10.4 million for the year ended December 31, 1998.

     Other income for the year ended December 31, 1999 consisted primarily of interest income generated by cash, cash equivalents and short-term investments. At December 31, 1999, the Company had $39.9 million in cash, cash equivalents and short-term investments, compared to $23.2 million on December 31, 1998. The Company's cash management strategies incorporated more tax exempt securities during 1999 than during 1998, which resulted in realized interest and dividend income of $0.8 million for the year ended December 31, 1999, compared to $0.7 million for the year ended December 31, 1998.

     The Company's effective tax rate decreased slightly to 33% for the year ended December 31, 1999 from 34% for the year ended December 31, 1998. This slight decrease is a result of the Company's cash management and investment strategies, resulting in tax-exempt interest income. The Company recorded an income tax provision of $3.3 million for the year ended December 31, 1999 compared to $3.7 million for the year ended December 31, 1998.

     Net income decreased to $6.7 million for the year ended December 31, 1999 from $7.5 million in the year ended December 31, 1998. The $0.8 million decrease is the result of changes as described above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business is not capital intensive. However, the Company does retain funds for operating purposes in order to conduct sales and marketing efforts for future programs.

     Net cash (used in) and provided by operations for the nine months ended September 30, 2001 and 2000 was approximately ($1.1) million and $17.4 million, respectively. The net $18.5 million decrease in operating cash flows from the nine months ending September 30, 2000 to the nine months ending September 30, 2001 primarily relates to decreased volume of participants' deposits for future travel programs, netted by an increase in net income for the comparable time periods.

     Net cash provided by operations for the years ended December 31, 2000, December 31, 1999, and December 31, 1998 was $25.4 million, $9.7 million, and $8.8 million, respectively. The increase in cash flow from operations in 2000 versus 1999 is primarily due to enhanced collections of participant deposits and an increase in net income. The increase in cash flow from operations in 1999 versus 1998 is primarily due to collections of outstanding accounts receivable during 1999.

     Net cash provided by (used in) investing activities for the nine months ended September 30, 2001 and 2000 was $16.0 million and ($8.6) million, respectively. The $24.6 million increase from nine months ending September 30, 2000 to the nine months ending September 30, 2001 is due to the proceeds received from the sale or maturity of available-for-sale securities from $7.3 million in 2000 to $31.9 million in 2001. The impact of such proceeds on cash flows from investing activities was reduced primarily by purchases of available-for-sale securities aggregating approximately $15.6 million and $15.0 million for the nine months ended September 30, 2000 and 2001, respectively.

     Net cash used in investing activities for the years ended December 31, 2000, December 31, 1999, and December 31,1998 was $35.4 million, $9.2 million, and $0.6 million, respectively. The investing activities during 2000 and 1999 primarily related to investing in available-for-sale securities. The net cash used in investing activities in 1998 primarily related to investing in available-for-sale securities as well as the purchase of property, plant and equipment.

     Net cash provided by and (used in) financing activities for the nine months ended September 30, 2001 and 2000 was ($36.2) million and $7.0, respectively. The increase of $43.3 million in cash used in the nine months ended September 30, 2001 in comparison to the nine months ended September 30, 2000 is due to the payment of a dividend, representing past pre-tax earnings of $36.2 million, to Ambassadors. Concurrent with the spin off and in accordance with the terms of the Master Separation and Distribution Agreement, there will be a calculation made which may result in additional dividends or a capital contribution to or from Ambassadors. The Company currently anticipates the stockholder's equity of the Company will approximate $10 million upon the spin off based upon the stockholder's equity balances at September 30, 2001, forecasted results of operation for the quarter ended December 31, 2001 and for the period through the estimated Distribution Date, potential dividends to Ambassadors, plus the effects of Ambassadors Capital Contribution. However, such amount could vary significantly if actual results of operations differ significantly from the forecasted results of operations for the quarter ended December 31, 2001 and for the period through the estimated Distribution Date because the cash allocation will be done on the basis of forecasted as opposed to actual results as described in greater detail in the Master Separation and Distribution Agreement. To the extent that Group is required to have a stockholder's equity of $15 million at December 31, 2001 in order to meet the listing requirements of the Nasdaq National Market and the stockholder's equity of Group is less than $15 million at such date, as determined in good faith by Group's Chief Financial Officer, then Ambassadors will allocate cash, in addition to the amount required above, sufficient for Group to have a stockholder's equity of $15 million at December 31, 2001. See "Certain Transactions, Capital Contribution".

     Subsequent to the spin off, the payment of dividends will be at the discretion of the Board of Directors and will be dependent on the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors, in its discretion, deems relevant.

     Net cash provided by financing activities for the years ended December 31, 2000 and December 31,1999 totaling $7.2 million and $9.4 million, respectively, primarily relates to payments received as contributions from the Company's parent. Net cash used in financing activities during the year ended December 31, 1998 totaling $2.9 million primarily relates to a net contribution from and dividend to the Company's parent. The Company has a credit facility available with Bank of America, with a current limit of up to $50.0 million for foreign currency purchases and foreign exchange forward contracts. This facility would be drawn upon in the event the Company is unable to provide payment for such foreign currency purchases and foreign exchange forward contracts upon their maturity, and it cannot be used for operational or working capital purposes. This credit facility is renewable annually and expires in August 2002. Ambassadors has also agreed to provide a credit facility to the Company up to $20 million for on-going operations and potential acquisition needs. Ambassadors' ability to fund the credit facility could be impaired due to a variety of factors including sudden capital expenditures, fluctuations in operating results, financing activities and receivables management. To the extent any one of these factors causes Ambassadors to be unable to fund all or part of the $20 million, the Company could be forced to seek and obtain alternative financing in the form of debt or equity. There can be no assurance that the Company would be successful in obtaining alternative financing on favorable terms, or at all. The Company's failure to obtain such financing or to obtain such financing on favorable terms could have a material adverse effect on the Company's business, financial condition and results of operations. See "Certain Transactions -- Credit Facility Agreement."

     At September 30, 2001, the Company had approximately $33.3 million of cash, cash equivalents including restricted cash, and available-for-sale securities, which included program participant funds of approximately $6.1 million. Under the Company's cancellation policy, a program participant may be entitled to a refund of a portion of his or her deposit, less certain fees, depending on the time of cancellation. Management believes existing cash and cash equivalents and cash flows from operations, combined with the Company's $20 million credit facility with Ambassadors will be sufficient to fund the Company's anticipated operating needs, capital expenditures, and acquisitions through the remainder of 2001 and 2002.

     At December 31, 2000, the Company had approximately $71.5 million of cash and cash equivalents including restricted cash, and available-for-sale securities, which included program participant funds of $22.8 million. Under the Company's cancellation policy, a program participant may be entitled to a refund of a portion of his or her deposit, less certain fees, depending on the timing of cancellation.

     The terrorist attacks that occurred on September 11, 2001, and the response by the United States on October 7, 2001 have had a very negative impact on domestic and international air travel and the travel industry in general. As a result, the Company has experienced an approximate 30% reduction in registrations and has paid almost double the cancellation refunds for the period October 1, 2001 to December 31, 2001, as compared to the same period in 2000. In October 2001, the Company undertook a reduction in force and enacted a pay reduction for senior management of the Company. The Company also adjusted and revised virtually all of its marketing plans for 2002. The Company believes the adverse impact of these events will be experienced in the summer of 2002 as a majority of its travel programs are scheduled in June and July of each year. Given the magnitude of these unprecedented events, the Company is not able to determine whether the impact will be material or highly material to the results of operations.

     Additionally, the Company is currently evaluating the carrying value of goodwill of approximately $5.7 million for possible impairment as a result of the current economic environment and in particular the impact on results of operations due to the terrorist attacks on September 11, 2001 and resulting responses. While the Company has not yet completed its analysis, it is likely that there has been an impairment of at least a portion of the carrying value of goodwill and such charge, if any, will be recorded in the fourth quarter of 2001. In addition, as discussed under "New Accounting Announcements," the Company will be required to adopt SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, SFAS No. 142 requires a test for impairment using a discounted cashflow approach, which is more stringent than the current requirements. Accordingly, there may be an additional impairment of the carrying value of goodwill upon adoption of SFAS No. 142.

     The Company does not have any material capital expenditure commitments for the remainder of 2001 or 2002. The terms of the Company's acquisitions of certain businesses also include contingent consideration. Additionally, the Company is continuing to pursue further acquisitions of related travel businesses that may require the use of cash and cash equivalents. No such acquisitions are currently pending and no assurance can be given that definitive agreements for any such acquisitions will be entered into, or, if they are entered into, that they will be on terms favorable to the Company.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


     The consolidated financial statements of the Company are submitted as a separate section of this Information Statement on pages F-1 through F-21.



     The quarterly financial data of the Company is included under the caption Quarterly Data in Note 16 of the Notes to the Consolidated Financial Statements on page F-20.


MARKET RISK

     The following table summarizes the financial instruments other than derivative financial instruments held by the Company at September 30, 2001, December 31, 2000 and 1999, which are sensitive to changes in interest rates. This table presents principal cash flows for available-for-sale securities by contractual maturity date and the related average interest rate and fair value (amounts in thousands):

                           NINE MONTHS ENDING SEPTEMBER 30, 2001       DECEMBER 31, 2000   DECEMBER 31, 1999
                       ---------------------------------------------   -----------------   -----------------
                                          AFTER               FAIR                FAIR                FAIR
                        2001     2002      2005     TOTAL     VALUE     TOTAL     VALUE     TOTAL     VALUE
                       ------   -------   ------   -------   -------   -------   -------   -------   -------
U.S. govt. and agency
  obligations........  $6,132   $14,038   $4,049   $24,219   $24,219   $41,128   $41,128   $6,700    $6,700
Interest rate........     6.2%      5.4%     3.7%      5.3%       --       6.2%       --      5.8%       --

     The substantial majority of the Company's travel programs take place outside the United States and most foreign suppliers require payment in currency other than the U.S. dollar. Accordingly, the Company is exposed to foreign currency risk relative to changes in foreign currency exchange rates between those currencies and the U.S. dollar. The Company has a program to provide a hedge against certain of these foreign currency risks. The Company uses forward contracts, which allow the Company to acquire the foreign currency at a fixed price for a specified period of time. Some of the Company's forward contracts include a synthetic component if a pre-determined trigger occurs during the term of the contract.

     The Company is exposed to credit risk under the foreign currency contracts and options to the extent that the counterparty is unable to perform under the agreement. The fair value of foreign currency exchange contracts is based on quoted market prices and the spot rate of the foreign currencies subject to contracts at year-end.

     The table below provides information about the Company's derivative financial instruments that are sensitive to foreign currency exchange rates. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates. All contracts mature in 2001 and 2002. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract. None of these contracts is entered into for trading purposes.

     At September 30, 2001, and December 31, 2000 and 1999, the Company had outstanding forward contracts as follows (amounts in thousands):

                                                                                 U.S. DOLLAR
                                                                                   AVERAGE
                                                                U.S. DOLLAR      CONTRACTUAL
                                                              CONTRACT AMOUNT   EXCHANGE RATE
                                                              ---------------   -------------
September 30, 2001
Forward contracts (pay $U.S./receive foreign currency):
  Australian dollar.........................................      $ 9,400           $0.54
  Euro dollar...............................................        3,460           $0.89
  British pound.............................................        1,250           $1.49
                                                                  -------
                                                                  $14,110
                                                                  =======
Forward contracts with synthetic option (pay $U.S./receive
  foreign currency):
  Euro dollar...............................................      $ 6,160           $0.92
  British pound.............................................        2,050           $1.53
  Australian dollar.........................................        2,100           $0.54
  New Zealand dollar........................................        5,150           $0.43
                                                                  -------
                                                                  $15,460
                                                                  =======
December 31, 2000
Forward contracts (pay $U.S./receive foreign currency):
  Australian dollar.........................................      $12,400           $0.55
  New Zealand dollar........................................        4,000           $0.48
  Euro dollar...............................................        3,460           $0.89
  British pound.............................................        1,250           $1.49
                                                                  -------
                                                                  $21,110
                                                                  =======
Forward contracts with synthetic option (pay $U.S./receive
  foreign currency):
  Euro dollar...............................................      $ 9,660           $0.97
  British pound.............................................        6,250           $1.59
  Australian dollar.........................................        6,000           $0.64
  New Zealand dollar........................................        3,750           $0.43
                                                                  -------
                                                                  $25,660
                                                                  =======
December 31, 1999
Forward contracts (pay $U.S./receive foreign currency):
  Australian dollar.........................................      $ 2,054           $0.75
  British pound.............................................        6,997           $1.59
                                                                  -------
                                                                  $ 9,051
                                                                  =======
Forward contracts with synthetic option (pay $U.S./receive
  foreign currency):
  Danish krone..............................................      $ 2,278           $0.14
  Euro dollar...............................................        6,945           $0.93
  British dollar............................................        7,304           $1.66
  New Zealand dollar........................................        2,859           $0.55
  Australian dollar.........................................        2,145           $0.66
                                                                  -------
                                                                  $21,531
                                                                  =======

     At September 30, 2001 and December 31, 2000 and 1999, the Company had unrealized foreign currency losses associated with these financial instruments of approximately $0.6 million, $0.9 million, and $0.4 million, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, Business Combinations (SFAS 141). SFAS 141 establishes new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS 141, use of the pooling-of-interest method is prohibited. The Company adopted this statement during the third quarter of fiscal 2001. The adoption of SFAS 141 did not have a material impact on the Company's consolidated financial statements.

     On July 20, 2001, the FASB issued Statement No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment-only approach. Upon adoption of SFAS 142, goodwill and certain other intangible assets will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill and certain other intangible assets might be impaired. Amortization of goodwill and certain other intangible assets, including goodwill recorded in past business combinations, will cease. The adoption date for the Company will be January 1, 2002. The Company has not yet determined what the impact of SFAS 142, including the transition impairment test, will be on the Company's results of operations and financial position.

                                    BUSINESS

     The Company organizes and promotes educational travel programs for students, professionals and athletes, principally using the People to People name. The Company has the exclusive right to develop and conduct programs for kindergarten through college age students using the People to People name. The Company also has the non-exclusive right to develop, market and operate programs for professionals using the People to People name; however, at the present time the Company is the only entity that has been given this right by People to People. These rights have been granted pursuant to agreements with People to People, which expire in 2010 and, at the election of the Company, may be further extended through 2020. The principal offices of the Company are located in Spokane, Washington.

     The Company also operates certain specialty travel programs for niche markets. The Company has entered into an alliance with Yosemite National Institutes, a non-profit organization with operations in Yosemite National Park, Olympic National Park and Golden Gate National Recreation Area. The Company's agreement with Yosemite National Institutes prescribes the nature, scope and pricing of the travel services provided by Yosemite National Institutes to the Company's customers. The agreement with Yosemite National Institutes is exclusive, except that Yosemite National Institutes may conduct its own programs. The Company also has an agreement with the Amateur Athletic Union to provide international travel for its players. In 2000, these programs included travel to Spain and Italy for athletes to play basketball games against the host country's national teams. The agreements with Yosemite National Institutes and the Amateur Athletic Union do not generate significant revenues.

STUDENT AMBASSADOR PROGRAMS

     The Company's Student Ambassador Programs provide an opportunity for students in the sixth through twelfth grades to visit one or more foreign countries to learn about the politics, economy and culture of such countries. The Company markets its Student Ambassador Programs through a combination of direct mail and local informational meetings from September through February. Representatives of the Company review candidate applications and conduct informational interviews throughout the country, after which accepted applicants register to participate in the program.

     Student Ambassador Program delegations depart during the summer months, May through August, and generally travel for approximately 14 to 23 days, during which time each delegation visits one or more foreign countries. Each delegation generally consists of approximately 30 to 47 students and several teachers, who act as the delegation's leaders. Teachers and students comprising a delegation generally come from the same locale. Local guides in each country assist the delegation in their travels.

     Programs are designed by the Company's staff of international planners and researchers to provide an educational and entertaining travel experience by exposing students to the history, government, economy and culture of the country or countries visited. In each country, the Company contracts with overseas program coordinators to provide day-to-day oversight of the programs. Additionally, a local guide trained by the Company accompanies the group throughout the duration of its program. In most instances, the Company also arranges to provide students the opportunity for a homestay (a brief stay with a host family) which gives students a glimpse of daily life in the visited country.

     Students who complete certain written assignments and other projects can receive high school and university credit for their participation in the program. Universities which recognize academic credit include Stanford University, University of California, Los Angeles, and Georgetown University. All students who successfully complete the program are eligible to receive up to 40 Service Learning Credits, which has become a graduation requirement in many curriculums countrywide.

SPORTS AMBASSADOR PROGRAMS

     The Company's Sports Ambassador Programs provide an opportunity for athletes to explore the host country's culture and to participate in international tournaments with teams from across the world in 12 different sports. Athletes' ages range from 11 to 19 years. The Company markets its Sports Ambassador

Programs through a combination of direct mail and local informational meetings. Interested athletes apply to the program and are interviewed by representatives of the Company. After which, the athlete's registration is accepted for the program.

     Participants in the Sports Ambassador Programs depart during the summer months and travel for 9 to 14 days. Teams are formed based on gender and age. Many teams are comprised of athletes from different states. During a 3 to 4 day training camp, all athletes participate in an individual skill assessment, after which rosters are formed to ensure balanced and competitive teams. After the formation of rosters, the balance of the training camp focuses on team practice and fundamentals, in preparation for the ensuing tournament competition. In each tournament, the Company contracts with overseas tournament organizers to provide day-to-day oversight of the programs. Additionally, athletes are exposed to international culture through Company-arranged educational excursions.

     Athletes in Grades 6 through 12 who complete certain written assignments and projects can receive high school and university credit for their participation in the program. All athletes who successfully complete the program are eligible to receive up to 40 Service Learning Credits, which has become a graduation requirement in many curriculums countrywide.

PROFESSIONAL AMBASSADOR PROGRAMS

     The Company's Professional Ambassador Programs provide professionals with common interests the opportunity to travel abroad to meet and exchange ideas with foreign citizens who have similar backgrounds, interests or professions. The Company markets its Professional Ambassador Programs through a direct mail marketing effort throughout the year. Programs originate from the Company's internal marketing and research staff, who identify potential delegation topics and leaders. Professional programs have been conducted in such areas as agriculture, economics, education, medicine and science.

     The Company believes that its Professional Ambassador Programs provide participants with enriching experiences and deeper understandings of foreign cultures and peoples than visits arranged independently or through travel agencies. Professional Ambassador Programs operate year-round and are generally designed to provide a specialized adult educational experience. Professional Ambassador Programs travel 10 to 14 days. Unlike travel programs provided by travel agencies, these professional exchanges are intended largely as working trips, with a significant amount of the participant's time involved in organized meetings, seminars and round-table discussions with their foreign counterparts, inspection visits to major foreign facilities and institutions and informal gatherings with foreign counterparts. Each program is led by a delegation leader chosen by the Company based upon his or her recognition in the field and expertise regarding the special focus of the particular program.

BUSINESS STRATEGY

     The Company believes that high quality programs and exceptional customer service are and will remain key elements of the Company's success. The Company's strategy is to maintain its quality standards while increasing its volume of business. To grow its business, the Company intends to (i) expand the marketing and tour volume of its existing student, sports, and professional travel programs, (ii) introduce new student and sport travel programs and strategic alliances, (iii) expand its professional travel programs, and (iv) pursue acquisition opportunities.

EXPAND THE MARKETING AND TOUR VOLUME OF EXISTING STUDENT AND SPORT TRAVEL
PROGRAMS

     U.S. Census data projects that there will be more than 41.6 million people in the 10 to 19 year old age range by 2005. The Company believes that a large number of qualified students in this age group are not aware of the Company's student travel programs. In light of these factors, the Company intends to improve its marketing techniques by targeting additional age groups, making greater use of referrals from teachers, parents and past student travelers, and expanding and refining its extensive databases of potential participants.

INTRODUCE NEW STUDENT AND SPORT TRAVEL PROGRAMS AND STRATEGIC ALLIANCES

     The Company continually seeks to develop and introduce additional innovative, educational travel experiences. The Company intends to continue to maintain its contacts with foreign governmental agencies and officials and intends to continue to use its People to People and other foreign contacts to organize opportunities for its program participants that other travel programs do not currently offer. In addition, the Company intends to introduce new youth travel programs organized around common extracurricular activities such as sports, science and nature.

BROADEN PROFESSIONAL TRAVEL PROGRAMS

     According to U.S. Census data, the number of Americans 45 to 74 years old is expected to grow substantially, increasing to more than 90 million people in 2005 from 79.3 million people in 2000. This trend is expected to benefit the Company, since this population segment historically has been the most likely to participate in one of the Company's professional travel programs. In addition, the Company believes that American adults increasingly seek the convenience and unique experiences offered by prepackaged vacation tours. Consequently, the Company believes that the opportunity exists to expand its professional educational travel programs by continuing to improve the quality and number of its specialty professional programs and by exploring new country destinations. The Company also intends to develop alliances with partners that have strong brand recognition and access to well defined customer segments.

PURSUE ACQUISITION OPPORTUNITIES

     The Company considers the industries encompassed by the Group to be large and fragmented, which present attractive acquisition opportunities. The Company believes that the industry's large size and fragmentation will facilitate acquisitions of businesses that are either compatible with the Company's current business or represent a developing specialty segment not currently addressed by the Company's operations. The Company believes that the industry experience collectively held by the Ueberroths and the Company's management will be valuable in identifying promising acquisition candidates. By executing its acquisition strategy, the Company believes that it can obtain a competitive advantage through economies of scale, heightened opportunities for cross-selling, expanded product offerings and an increased market presence.

COMPETITION

     The travel industry in general, and the educational segment of the travel industry in particular, is highly competitive. The Company's student programs compete with similar educational travel programs operated by other individuals and organizations, as well as independent programs organized and sponsored by local teachers with the assistance of local travel agents. The Company's sports programs compete with independent organizations, which organize and travel already intact teams for international competition. The Company's professional programs compete with independent professional associations that sponsor and organize their own travel programs through the assistance of local travel agents, and other organizations that design travel programs for adults.

     The Company believes that the barriers to entry for any future competitors are relatively low. Certain organizations engaged in the travel business have substantially greater financial, marketing and sales resources than the Company. There can be no assurance that the Company's present or future competitors will not exert significant competitive pressures on the Company.

     The Company believes that the principal basis of competition in the educational segment of the market are the quality and uniqueness of the educational program offered, customer service, reputation and program cost. The Company believes that its agreements with People to People, as well as its years of experience organizing student and professional educational programs and established relationships with public officials, organizations and residents in countries in which it provides programs, allow the Company to provide an educational opportunity that is not easily duplicated by competitors' programs.

SERVICEMARKS

     The Company has registered a variety of service and trademarks, including the names "High School Student Ambassador Program," "Citizen Ambassador Program" and "Youth Summit." In addition, the Company has the right, subject to certain exceptions, to use People to People's name, service mark and logo for use in marketing student, athletic, and professional programs. The Company also owns the exclusive right to the names "American People Ambassador Programs" and "Missions in Understanding." The Company believes that the strength of its service and trademarks is valuable to its business and intends to continue to protect and promote its marks as appropriate. However, the Company believes that its business is not overly dependent upon any trademark or service mark.

INSURANCE

     The Company maintains insurance coverage that it believes adequate for its business, including but not limited to, a total of $25 million in coverage for professional and general liability policy. The Company also maintains insurance coverage on real property (for owned and, where required leased property) and personal property on a replacement cost basis. The Company has not experienced difficulty in obtaining adequate insurance coverage. There is no assurance that the insurance maintained by the Company will be adequate in the event of a claim, or that such insurance will continue to be available in the future.

EMPLOYEES

     On September 30, 2001, the Company employed 205 employees, of which 185 were full-time employees. Of the Company's full-time employees, 183 are located in Spokane, Washington; two are located in Winnebago, Illinois. The Company has 23 full-time employees engaged in marketing and sales and 162 full-time employees in operations, administration and finance. The Company also employs temporary labor on a seasonal basis to assist it with its direct marketing efforts in recognition of the fact that the Company's travel programs are seasonal in nature. None of the Company's employees is subject to collective bargaining agreements or is represented by a union. The Company believes that its labor relations are good.

PROPERTIES

     The principal executive offices of the Company, consisting of approximately 45,000 square feet, are located in Spokane, Washington and are occupied pursuant to a lease that expires December 31, 2004. The lease currently provides for monthly rental payments of approximately $37,000. The Company may cancel the lease without penalty (upon one year's prior notice) and also may extend the term of the lease for an additional ten year period upon providing written notice to the Lessor of its intention to exercise such option at least six months prior to the end of the initial term in 2004. If the Company elects to exercise the extension option, the monthly rental during the renewal period will be the fair market rental value of the leased premises as of the date the option is exercised (as determined based on market rentals of similar properties in the Spokane, Washington area).

     The Company occupies office space totaling approximately 10,850 square feet in Spokane, Washington, pursuant to a lease dated October 2, 2000, which expires in 2004. The lease may be extended an additional five years with 120 days advance notice to the landlord. Current monthly rent approximates $4,100 per month, with increases specified in the lease. If the lease option to extend is chosen, the lease payments will increase pursuant to the lease terms.

     The Company also leases approximately 900 square feet of office space in Winnebago, Illinois for a monthly rental of approximately $600 pursuant to a lease that expires in August 2002.

     Management believes that its existing facilities are sufficient to meet its present needs and anticipated needs for the foreseeable future. However, additional facilities may be required in connection with future business acquisitions.

LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings other than ordinary routine litigation incidental to its business, the outcome of which the Company believes will not have a material adverse effect on its business, financial condition, cash flows or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the individuals who will serve as directors and executive officers of the Company upon the
Distribution:


NAME                                        AGE                    POSITION
----                                        ---                    --------
Jeffrey D. Thomas.........................  35    Chief Executive Officer, President and
                                                  Director
John A. Ueberroth.........................  58    Chairman of the Board of Directors
Margaret M. Sestero.......................  35    Executive Vice-President, Chief Financial
                                                  Officer, Chief Operating Officer, and
                                                  Secretary
Brigitte M. Bren..........................  35    Director
James L. Easton...........................  65    Director
Rafer L. Johnson..........................  65    Director
John C. Spence............................  72    Director
Joseph J. Ueberroth.......................  33    Director
Richard D.C. Whilden......................  67    Director


     Jeffrey D. Thomas, has served as Chief Executive Officer of Ambassador Programs, Inc. since January 2000. He has also served as Executive Vice President, Chief Financial Officer, Vice President of Finance, and Secretary of Ambassadors since January 1996, from October 1995 to December 1995 he was Assistant Vice President of Finance of Ambassadors, and from August 2001 as a member of the Board of Directors of Ambassadors. Mr. Thomas has served as President of Ambassadors Group, Inc. since 1996, and has also served since 1996 as Vice President, Secretary, and Treasurer of Ambassadors Performance Group, Inc., a wholly-owned subsidiary of Ambassadors. From July 1994 to October 1995, Mr. Thomas was Director of Business Development for Adia Personnel Services, one of the largest personnel companies in the world. From September 1993 to July 1994, Mr. Thomas was employed by Contrarian Group, an investment and management company, and from 1989 to 1993 he was a consultant for Corporate Decisions, Inc., an international business consulting firm. Since January 2001, Mr. Thomas has served on the management committee of Off the Beaten Path, in which the Company has purchased a minority interest.


     John A. Ueberroth has served as President, Chief Executive Officer, and a director of Ambassadors since 1995. Since 1989, Mr. Ueberroth has been a principal of Contrarian Group, an investment and management company. From 1990 to 1993, he served as Chairman and Chief Executive Officer of Hawaiian Airlines. From 1980 to 1989, Mr. Ueberroth served as President of Carlson Travel Group. In addition, Mr. Ueberroth has served as Chairman of the Travel Industry Association of America during 1986 and 1987, and President of the United States Tour Operators Association during 1987 and 1988.


     Margaret M. Sestero has served as Executive Vice President of Ambassador Programs, Inc. since January 2000, Treasurer of Ambassadors since February 1999, Chief Financial Officer of Ambassadors Group, Inc., since November 1997 and Chief Operating Officer of Ambassadors Group, Inc. since January 2002. Prior to joining Ambassadors, from 1988 to 1991, Ms. Sestero was in public accounting and employed by Ernst & Young, LLP. From 1991 to 1994, Ms. Sestero was the Financial Reporting Officer for Physio-Control Corporation, and during 1994 and 1995, Ms. Sestero was in public accounting and employed by PricewaterhouseCoopers LLP. Ms. Sestero is a Certified Public Accountant.

     Brigitte M. Bren has served as a Director of Ambassadors since February 2001. Since 1991, Ms. Bren has served as Co-founder, President, and Chief Executive Officer of International Strategic Planning, Inc., an international business consulting firm specializing in directing U.S. companies expanding internationally. Since 1999, she also has been of counsel to Arter & Hadden, LLP in its Los Angeles office. From 1993 to 1995, Ms. Bren served as Vice President of International Marketing/Sales and Vice President of Governmental Affairs for Mark Goodson Productions.

     James L. Easton has served as a director of Ambassadors since 1995. Since 1973, Mr. Easton has served as Chairman and President of James D. Easton, Inc., and Easton Sports Inc., a diversified international sporting goods company. He is one of only four United States citizens currently serving as a member of the International Olympic Committee. He also serves as President of Federation Internationale de Tir a l'Arc (FITA-International Archery Association), is a member of the Board of Visitors of John E. Anderson Graduate School of Management at the University of California at Los Angeles, and is an Executive Board Member of the Salt Lake City Organizing Committee and the U.S. Olympic Committee.

     Rafer L. Johnson has served as a director of Ambassadors since 1995. Mr. Johnson is a World and Olympic recordholder in the decathlon. Mr. Johnson devotes a substantial amount of his time to mentally and physically handicapped children and adults. He has been associated with California Special Olympics since its inception in 1969, served as the President of its Board of Directors for ten years, and currently is Chairman of its Board of Governors. He has been appointed to national and international foundations and Presidential Commissions, with a concentration on youth development. Mr. Johnson also is National Head Coach for Special Olympics International and a member of its Board of Directors, and, in addition, serves on a variety of special boards and committees in the world of sports and community services.

     John C. Spence has served as a director of Ambassadors since 1995. He is also a director of American Physicians Network, a manager of cardiology networks. Mr. Spence is also a director of Catheter Innovations, Inc., a manufacturer of intravenous catheters and ports, and a director of Endovascular Instruments, Inc., a manufacturer of medical instruments. Mr. Spence is a member of the Board of Managers of Direct-Link Group LLC, a personal lines insurance agency, and Chairman of Craig Berkman and Associates, which is the managing member of CB Capital LLC, a venture capital fund. From April 1993 to January 1998, Mr. Spence was President of AVCO Insurance Services, a provider of credit and credit related insurance to financial institutions, and served as its Chairman until his retirement in April 1998.

     Joseph J. Ueberroth has served as President and Chief Executive Officer of Bellport Group, Inc., one of the largest operators of marina facilities in the U.S., since June 1998. Mr. Ueberroth also has served as the general partner and managing member of CGI Opportunity Fund, a venture capital operating company focused on early stage high growth companies since November 2000. Mr. Ueberroth has been a partner and officer of the Contrarian Group since July 1995. He has also been a member of the Board of Directors of Ambassadors since August 2001.

     Richard D. C. Whilden has served as a director of Ambassadors since 1995. Since 1990, Mr. Whilden has been a principal of Contrarian Group, an investment and management company. From June 1996 through July 2000, he also served as Chairman of the Board, and from March 1998 to March 1999, he served as President and Chief Executive Officer of GetThere.com (formerly known as Internet Travel Network), an Internet software service bureau in which Ambassadors had a minority interest. From April 1993 to August 1994, Mr. Whilden was the Chairman of the Board of Directors of Caliber Bank in Phoenix, Arizona, and, from December 1993 to August 1994, he was the Chief Executive Officer, President, and Chairman of the Board of Directors of the bank's holding company, Independent Bankcorp of Arizona, Inc. In addition, Mr. Whilden remained a director of the holding company and of the bank until they were sold in 1995. From 1959 to 1989, Mr. Whilden was employed by TRW, Inc., during which time he served as an Executive Vice President from 1984 to 1989.

DUAL SERVICE OF GROUP'S DIRECTORS

     The Company's directors also serve as directors of Ambassadors. The Company's directors will resolve all conflicts of interest in accordance with their fiduciary duties and will utilize an audit committee to approve all related party transactions as required by NASD Marketplace Rules.

CLASSIFIED BOARD OF DIRECTORS

     The Company's Certificate of Incorporation provides for a classified Board of Directors consisting of three classes of directors, each serving staggered terms. Class I directors are Jeffrey D. Thomas and Richard D. C. Whilden. Class II directors are James L. Easton, Joseph J. Ueberroth and John A. Ueberroth.

Class III directors are Brigitte M. Bren, Rafer L. Johnson and John C. Spence. The terms of Class I, Class II, and Class III directors will expire initially in 2004, 2003, and 2002, respectively. Thereafter, directors will be elected to three year terms. The classification of the Company's Board of Directors may have the effect of delaying or preventing a change of control of the Company or its management.

COMMITTEES OF THE BOARD OF DIRECTORS

  AUDIT COMMITTEE

     Effective as of the Distribution, the Audit Committee of Group's Board of Directors will consist of Brigitte M. Bren, John C. Spence and Rafer L. Johnson. The Audit Committee will review the Company's auditing, accounting, financial reporting and internal control functions and make recommendations to the Board of Directors for the selection of independent public accountants. In addition, the committee will monitor the non-audit services of the Company's independent accountants. In discharging its duties, the committee will:

     - review and approve the scope of the annual audit and the independent accountant's fees;

     - meet independently with the Company's internal finance staff, independent accountants and senior management; and

     - review the general scope of accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems, as well as the results of the annual audit.

  COMPENSATION COMMITTEE

     Effective as of the Distribution, the Compensation Committee of Group's Board of Directors will consist of Joseph J. Ueberroth, James L. Easton and Richard D. C. Whilden. The Compensation Committee will determine, approve and report to the Board of Directors on all elements of compensation for the Company's executive officers, including total cash compensation and long-term equity based incentives.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Each member of the Company's Board of Directors is also on the Board of Directors of Ambassadors. Except Joseph Ueberroth, all of the members of the Company's Compensation Committee are also members of Ambassadors' Compensation Committee.

     There are no arrangements or understandings known to the Company between any of the Directors of the Company and any other person pursuant to which any such person was or is to be elected a director.

     John A. Ueberroth and Joseph J. Ueberroth are uncle and nephew. Other than this relationship, there are no family relationships among the directors and executive officers of the Company.

DIRECTOR COMPENSATION

     Each of the Company's non-employee directors will receive fees of $20,000 per year plus $1,000 per Board of Directors meeting attended. In addition, each director will be reimbursed for certain out-of-pocket expenses incurred in connection with attendance at Board and committee meetings. Pursuant to the Company's 2001 Equity Participation Plan, each of the Company's non-employee directors, on the date they are first elected to the Board, receive a grant of non-qualified stock options to purchase 10,000 shares of the Company's common stock at the fair market value of the common stock on the date of grant. The directors' options vest in equal annual installments over a four year period.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

     The following table sets forth the compensation for the Chief Executive Officer and each of the executive officers of Ambassadors who, based on salary and bonus compensation from Ambassadors were the most highly compensated for the fiscal year ended December 31, 2000 (the "Named Executive Officers"). All of the information set forth in this table reflects compensation earned by such individuals for services with Ambassadors and its subsidiaries. The services rendered by such individuals to Ambassadors were, in some instances, in capacities not equivalent to those positions in which they will serve the Company. As currently contemplated, and subject to future adjustment in the discretion of Group's Board of Directors, the annual base salary for the officers of Group immediately after the Distribution will remain the same as they now are, which is as follows: Mr. Thomas, $200,000 and Ms. Sestero, $125,000. Neither the Company nor its Board of Directors have determined the amount, if any, of compensation in addition to base salary that may be paid to such officers following the Distribution.

SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM COMPENSATION
                                                                       --------------------------------------
                                          ANNUAL COMPENSATION                   AWARDS              PAYOUTS
                                    --------------------------------   ------------------------    ----------
                                                           ALL OTHER                 SECURITIES
                                                            ANNUAL     RESTRICTED    UNDERLYING                 ALL OTHER
                                                            COMPEN-      STOCK        OPTIONS/        LTIP       COMPEN-
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)   BONUS($)   SATION($)   AWARDS(#)      SARS(#)      PAYOUTS($)   SATION($)
---------------------------  ----   ---------   --------   ---------   ----------    ----------    ----------   ---------
John A. Ueberroth.........   2000    155,520         --       --         30,000(1)         --         --           --
  President and              1999    150,000         --       --             --            --         --           --
  Chief Executive Officer    1998    170,000         --       --             --            --         --           --
Jeffrey D. Thomas.........   2000    200,000    200,000       --         10,000(2)     40,000(3)      --           --
  Executive Vice President,  1999    142,500    100,000       --             --        10,000(3)      --           --
  Chief Financial Officer    1998    120,000    180,000       --             --            --         --           --
  and Secretary
Margaret M. Sestero.......   2000    111,250    147,500       --          5,000(2)      6,000(3)      --           --
  Treasurer                  1999    100,000     40,000       --             --            --         --           --
                             1998     90,000     52,000       --             --        10,000(3)      --           --

---------------

(1) The restricted stock was granted under Ambassadors Incentive Plan.

(2) The restricted stock was granted under Ambassadors Incentive Plan.

(3) The stock options were granted under Ambassadors Incentive Plan and vest in equal annual installments over four years.

OPTION GRANTS

     The following table sets forth certain information regarding option grants by Ambassadors to the Named Executive Officers during the fiscal year 2000 and held by them on December 31, 2000. All options granted have a term of ten years from the date of grant and vest in equal annual installments over a four-year period.

     Option grants during the last fiscal year were as follows:

                                                                                   POTENTIAL REALIZABLE
                                            % OF TOTAL                               VALUE OF ASSUMED
                               NUMBER OF     OPTIONS                              ANNUAL RATES OF STOCK
                               SECURITIES   GRANTED TO                            PRICE APPRECIATION FOR
                               UNDERLYING   EMPLOYEES    EXERCISE                     OPTION TERM(1)
                                OPTIONS     IN FISCAL      PRICE     EXPIRATION   ----------------------
NAME                           GRANTED(#)    YEAR(%)     ($/SHARE)      DATE        5%($)       10%($)
----                           ----------   ----------   ---------   ----------   ---------    ---------
John A. Ueberroth............        --          --           --            --          --           --
Jeffrey D. Thomas............    15,000        3.90       11.875     2/11/2010     112,022      283,885
                                 25,000        6.50       13.625     5/31/2010     214,217      542,869
Margaret M. Sestero..........     5,000        1.30       13.625     5/31/2010      42,843      108,574
                                  1,000        0.26       16.938     11/3/2010      10,652       26,995

---------------

(1) Sets forth potential option gains based on assumed annualized rates of stock price appreciation from the exercise price at the date of grant of 5% and 10% (compounded annually) over the full term of the grant with appreciation determined as of the expiration date. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future common stock prices.

AGGREGATED OPTION EXERCISES DURING THE LAST FISCAL YEAR AND FISCAL YEAR AND YEAR-END OPTION VALUES

     The following table sets forth certain information regarding option exercises by the Named Executive Officers during the fiscal year 2000 and held by them on December 31, 2000:

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                              OPTIONS AT              IN-THE-MONEY OPTIONS AT
                           SHARES                         FISCAL YEAR-END(#)           FISCAL YEAR END($)(1)
                        ACQUIRED ON       VALUE       ---------------------------   ---------------------------
NAME                    EXERCISE(#)    REALIZED($)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    ------------   ------------   -----------   -------------   -----------   -------------
John A. Ueberroth.....      --             --               --             --              --             --
Jeffrey D. Thomas.....      --             --           90,000         60,000         644,563        357,188
Margaret M. Sestero...      --             --           20,000         11,000         150,000         31,437

---------------

(1) Amounts are shown as the positive spread between the exercise price and fair market value (based on the fair market price at fiscal year end of $19.00 per share).

COMPENSATION PLANS AND ARRANGEMENTS

  2001 EQUITY PARTICIPATION PLAN

     In 2001, the Company adopted the 2001 Equity Participation Plan (the "Incentive Plan") to attract and retain directors, officers, key employees and consultants. An aggregate of 1,800,000 shares of the common stock (or their equivalent in other equity securities), subject to adjustment for stock splits, stock dividends and similar events, were authorized for issuance upon exercise of options, stock appreciation rights ("SARs"), and other awards, or as restricted or deferred stock awards under the Incentive Plan.

     The following is a summary of the terms of the Incentive Plan.

     The Compensation Committee administers the Incentive Plan and determines to whom options, SARs, restricted stock, and other awards are to be granted and the terms and conditions, including the number of shares and the period of exercisability, thereof, except that outside directors are automatically granted options pursuant to a formula discussed below.

     The Incentive Plan authorizes the grant or issuance of various options and other awards to employees and consultants. The terms of each option or award are set forth in separate agreements. In addition, non-employee directors (including the directors who administer the plan) are eligible to receive non-discretionary grants of non-qualified stock options ("NQSOs") under the Incentive Plan pursuant to a formula. Pursuant to such formula, each of the Company's non-employee directors who join the Board of Directors receive, upon election, a grant of NQSOs to purchase 10,000 shares of the Company's common stock at the then fair market value per share.

     NQSOs may be granted to an employee or consultant for any term specified by the Compensation Committee and provide for the right to purchase common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (the "Code"), may be less than fair market value on the date of grant (but not less than par value), and may become exercisable (in the discretion of the Compensation Committee) in one or more installments after the grant date. NQSOs granted to non-employee directors become exercisable in cumulative annual installments of 25% on each of the first, second, third and fourth anniversaries of the date of option grant, and the term of each such option is ten years without variation or acceleration under the Incentive Plan, except that any option granted to a non-employee director becomes immediately exercisable in full upon the retirement of the non-employee director in accordance with the Company's retirement policy applicable to directors.

     Incentive stock options may be granted only to employees and, if granted, will be designed to comply with the provisions of the Code and will be subject to restrictions contained in the Code, including having an exercise price equal to at least 100% of the fair market value of the common stock on the grant date and a ten year restriction on their term, but may be subsequently modified to disqualify them from treatment as an incentive stock option.

     SARs may be granted to employees and consultants and may be granted in connection and simultaneously with the grant of an option, with respect to a previously granted option or independent of an option. Participants may receive dividend equivalents representing the value of the dividends per share paid by the Company, calculated with reference to the number of shares covered by the stock options, SARs or performance awards held by the participant.

     Performance awards may be granted by the Compensation Committee to employees and consultants and may include bonus or "phantom" stock awards that provide for payments based upon increases in the price of the Company's common stock over a predetermined period.

     Restricted stock may be sold to employees and consultants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Compensation Committee. Deferred stock may be awarded to employees and consultants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by the Compensation Committee. Whereas purchasers of restricted stock will have voting rights and will receive dividends prior to the time when the restrictions lapse, recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied. Stock payments may be awarded to employees and consultants and the number of shares shall be determined by the Compensation Committee and may be based upon the fair market value, book value, net profits or other measure of the value of common stock or other specific performance criteria.

     Payments for the shares purchased upon the exercise of options may be in cash or, at the discretion of the Compensation Committee (or the Board, in the case of NQSOs granted to non-employee directors), with shares of common stock owned by the optionee (or issuable upon exercise of the option) or with other lawful consideration, including services rendered.

     No restricted stock, deferred stock, option, SAR or other right to acquire common stock granted under the Incentive Plan may be assigned or transferred by the grantee, except by will or the laws of intestate succession, although such shares or the shares underlying such rights may be transferred if all applicable restrictions have lapsed. During the lifetime of the holder of any option or right, the option or right may be exercised only by the holder.

     The Compensation Committee has the right to accelerate, in whole or in part, from time to time, including upon a change in control of the Company, conditionally or unconditionally, the right to exercise any option or other award granted under the Incentive Plan; provided, however, such acceleration shall not be permitted with respect to NQSOs granted to non-employee directors to the extent that such discretion would be inconsistent with the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Amendments to the Incentive Plan to increase the number of shares as to which options, SARs, restricted stock and other awards may be granted (except for adjustments resulting from stock splits, stock dividends and similar events) require the approval of the Company's stockholders.

     The provisions of the Incentive Plan relating to options granted to non-employee directors may not be amended more than once in any six-month period other than to comport with changes in the Code, the Employee Retirement Income Security Act, or the respective rules thereunder. In all other respects the Incentive Plan can be amended, modified, suspended or terminated by the Compensation Committee, unless such action would otherwise require stockholder approval as a matter of applicable law, regulation or rule. Amendments of the Incentive Plan will not, without the consent of the participant, affect such person's rights under an award previously granted, unless the award itself otherwise expressly so provides. The Incentive Plan will terminate after the earlier of the expiration of ten years from the date the Incentive Plan was adopted by the Board or the expiration of ten years from the date the Plan was approved by the Company's stockholders.

  PROFIT SHARING PLAN

     In January 2002, the Company established a 401(k) Profit Sharing Plan (the "401(k) Plan"), the assets of which were transferred from Ambassadors. Employees are eligible to participate in the 401(k) Plan upon six months of service and 21 years of age. Employees may contribute up to 15% of their salary, subject to the maximum contribution allowed by the Internal Revenue Service. The Company's matching contribution is discretionary based upon approval by management. Employees are 100% vested in their contributions and vest in Company matching contributions equally over four years. During the year ended December 31, 2000, the Company contributed approximately $36,000 to the 401(k) Plan.

TREATMENT OF AMBASSADORS STOCK OPTIONS IN THE DISTRIBUTION


     As of February 4, 2002, there were outstanding options (the "Ambassadors Options") to purchase 987,256 shares of Ambassadors common stock under the Ambassadors International, Inc., Amended and Restated 1995 Equity Participation Plan (the "Ambassadors Option Plan"). Pursuant to the terms of the Employee Benefits Agreement between Ambassadors and the Company, immediately prior to the Distribution, Ambassadors Options held by employees of the Company will be replaced by options to purchase common stock of the Company (the Group Options"). The number of shares of common stock covered by the Group Options and the exercise price per share will be determined pursuant to a formula designed to cause: (i) the economic value of the Group Options (the difference between the aggregate fair market value of the shares of common stock of Group subject to such options and the aggregate per share exercise price thereof) immediately after the Distribution Date to be the same as the economic value of the Ambassadors Options immediately prior to the Distribution Date, and (ii) the ratio of the exercise price to the fair market value of the underlying stock to remain the same immediately prior and immediately after the Distribution Date.


     Ambassadors Options held by persons other than employees of the Company at the Distribution Date will remain Ambassadors Options but the number of shares covered thereby and the exercise price per share will be adjusted pursuant to a formula designed to cause: (i) the economic value of the Ambassadors Options (the difference between the aggregate fair market value of the shares of common stock of Ambassadors subject to such options and the aggregate per share exercise price thereof) immediately after the Distribution Date to be the same as economic value of the Ambassadors Options immediately prior to the Distribution Date, after giving effect to any change in the market value of Ambassadors common stock resulting from the Distribution, and (ii) the ratio of the exercise price to the fair market value of the underlying Ambassadors stock to remain the same immediately prior and immediately after the Distribution Date.


     Based on the number of Ambassadors Options outstanding on February 4, 2002, and a post Distribution price per share of $10 for Group common stock, it is anticipated that Group Options to purchase a total of approximately 825,000 shares of Group common stock will be granted in connection with the Distribution, exclusive of certain Group Options issued to Key Employees.


     The vesting schedules and term of outstanding Ambassadors Options will not be affected by the Distribution, and the Group Options will be subject to the same vesting schedule and term. Vesting and termination of such options will, however, be dependent upon an employee's continued employment with Ambassadors or Group, as applicable (under the terms of the companies' respective plans), following the Distribution.

KEY EMPLOYEES AND STOCK OPTIONS

     In connection with obtaining the Tax Ruling, the Company has designated certain persons, including Jeffrey D. Thomas and Margaret Sestero, to be key employees of the Company ("Key Employees"). To the extent the Company's Key Employees own (i) shares of Ambassadors common stock they will participate in the Distribution on the same terms as the other holders of common stock, and
(ii) Ambassadors Options they will exchange such options for Group Options as discussed above. In addition, the Company will grant additional Group Options to the Key Employees in an amount equal to five percent (5%) of the number of issued and outstanding shares of common stock of the Company at the Distribution Date less an amount equal to the difference between the number of post-Distribution Date Group Options and the number of pre-Distribution Date Ambassadors Options.

          STOCK OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND OTHERS

     All of the Company's stock is currently owned by Ambassadors, and thus none of the Company's officers or directors own any shares of Group common stock.


     The following table sets forth the number of shares of Ambassadors common stock beneficially owned as of February 4, 2002 by each director of the Company, each Named Executive Officer, executive officers and directors as a group, and each person known by the Company to own more than 5% of the common stock of Ambassadors.


                                                        AMOUNT AND NATURE
                                                          OF BENEFICIAL      PERCENT OF
                                                          OWNERSHIP OF        CLASS OF
NAME OF BENEFICIAL OWNER                                 COMMON STOCK(1)    COMMON STOCK
------------------------                                -----------------   ------------
Joseph J. Ueberroth(2)................................        134,620           1.37%
John A. Ueberroth(3)..................................      1,187,270          12.10%
Jeffrey D. Thomas(4)..................................        107,927           1.90%
Margaret M. Sestero(5)................................         28,000              *
James L. Easton(6)....................................         10,000              *
John C. Spence(7).....................................         11,000              *
Rafer L. Johnson(8)...................................         10,000              *
Richard D. C. Whilden(9)..............................         12,620              *
Brigitte M. Bren(10)..................................             --             --
Peter V. Ueberroth(11)................................      1,392,348          14.19%
All Directors and Executive Officers of the Company as
  a group (9 people)..................................      1,337,062          13.63%

---------------

  *  Less than 1%.


 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock which are purchasable under options which are currently exercisable, or which will become exercisable no later than 60 days after February 4, 2002 are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.


 (2) Includes 1,000 shares of common stock issuable upon the exercise of stock options. Mr. Ueberroth's address is 1071 Camelback Street, Newport Beach, CA 92660.

 (3) Includes 17,985 shares of restricted stock issued pursuant to the Ambassadors Incentive Plan. Mr. Ueberroth's address is 1071 Camelback Street, Newport Beach, CA 92660.

 (4) Consists of 99,375 shares of common stock issuable upon exercise of employee stock options and 8,552 shares of restricted stock issued pursuant to the Ambassadors Incentive Plan. Mr. Thomas' address is 110 South Ferrall Street, Spokane, WA 99202.

 (5) Consists of 24,000 shares of common stock issuable upon exercise of employee stock options and 4,000 shares of restricted stock issued pursuant to the Ambassadors Incentive Plan. Ms. Sestero's address is 110 South Ferrall Street, Spokane, WA 99202.

 (6) Consists of 10,000 shares of common stock issuable upon exercise of director options. Mr. Easton's address is 7855 Haskell Avenue, Van Nuys, CA 91406.

 (7) Includes 10,000 shares of common stock issuable upon exercise of director options. Mr. Spence's address is 18160 Cottonwood Road, #472, Sunriver, OR 97707.

 (8) Consists of 10,000 shares of common stock issuable upon exercise of director options. Mr. Johnson's address is 6071 Bristol Parkway, #100, Culver City, CA 90230.

 (9) Includes 10,000 shares of common stock issuable upon exercise of director options. Mr. Whilden's address is 106 South Poinsettia Avenue, Manhattan Beach, CA 90266.

(10) Ms. Bren's address is 1071 Camelback Street, Newport Beach, CA 92660.

(11) Includes 38,773 shares of restricted stock issued pursuant to the Ambassadors Incentive Plan and 1,353,575 shares of common stock beneficially owned by the Ueberroth Family Trust of June 27, 1986, of which Peter Ueberroth and Virginia Ueberroth are trustees. The address of the Ueberroth Family Trust is P.O. Box 100, Laguna Beach, CA 92652.

                              CERTAIN TRANSACTIONS

     The following is a summary of the material terms of the key agreements that govern Group's separation from Ambassadors. The following description summarizes the material terms of such agreements but does not purport to describe all of the terms of these agreements.

MASTER SEPARATION AND DISTRIBUTION AGREEMENT

     The Master Separation and Distribution Agreement outlines the general terms and conditions of the Distribution and the separation of Group from Ambassadors and the general intent of the parties as to how these matters will be undertaken and completed.

THE SEPARATION

     The separation is scheduled to occur on or about the Distribution Date (the "Separation," or "Separation Date"). Group will sign agreements with Ambassadors, effective as of the Separation Date, that govern the transfer of assets and liabilities between Ambassadors and Group and the various relationships between Ambassadors and Group following the Separation Date. These ancillary agreements include:

     - an indemnification and insurance matters agreement;

     - a master transitional services agreement;

     - a credit facility agreement;

     - an employee matters agreement;

     - a tax sharing agreement; and

     - a master confidential disclosure agreement.

     Except as to indemnification obligations among the parties, to the extent that a term of any of the ancillary agreements described below contradicts the Master Separation and Distribution Agreement, the conflicting term of the ancillary agreement will govern.

CONDITIONS TO THE DISTRIBUTION

     The obligations of Ambassadors and Group to consummate the Distribution are conditioned on the satisfaction, or written waiver by Ambassadors, of the following conditions:

     - receipt of the Tax Ruling;

     - receipt of all necessary governmental approvals;

     - the Company's Form 10 registration statement of which this information statement is a part becoming effective under the Securities Exchange Act of 1934;

     - the acceptance of the Company's Common Stock for listing on the Nasdaq National Market;

     - absence of any legal restraints preventing the consummation of the Distribution;

     - the effectiveness of the Separation;

     - the completion of any other actions required to assure the successful completion of the Distribution;

     - final approval of the Distribution by the Board of Directors of Ambassadors;

     - the absence of any material adverse effects on Ambassadors or its stockholders; and

     - the continuation in full force and effect of the Master Separation and Distribution Agreement.

CAPITAL CONTRIBUTION

     Before the Distribution, Ambassadors shall allocate to Group from the cash held by Group, as paid-in capital (the "Capital Contribution"), an amount equal to the sum of: (i) the cash Group requires to operate travel programs for which it has received participant deposits or paid vendor deposits (continued operations, "CC"), and (ii) an amount Group requires for ongoing operations after the Distribution ("FC"). CC shall be an amount equal to (with respect to Group): (1) the sum of participants funds and other current liabilities, which consist of accounts payable, accrued expenses, foreign currency exchange contracts and deferred income taxes, less (2) current assets including accounts receivable, program costs and expenses, and deferred income taxes. CC will be measured at the end of the month in which the board of directors of Ambassadors gives its final approval to the Distribution. FC shall be an amount equal to the sum of forecasted operating losses until Group achieves operating profitability and an average of one quarter of Group's annual forecasted 2002 operating expenses. To the extent that Group is required to have a stockholder's equity of $15 million at December 31, 2001 in order to meet the listing requirements of the Nasdaq National Market and the stockholder's equity of Group is less than $15 million at such date, as determined in good faith by Group's Chief Financial Officer, then Ambassadors will allocate cash, in addition to the amount required above, sufficient for Group to have a stockholder's equity of $15 million at December 31, 2001. Any remaining cash balances will remain with Ambassadors.

     The measurements for the forecasted operating losses and operating expenses shall be made in good faith by Group's Executive Management Team, including the Chief Financial Officer at the end of the month in which the board of directors of Ambassadors gives its final approval to the Distribution. If the actual operating losses differ significantly from the forecasted operating losses until the Group achieves operating profitability, or if actual expenses result in amounts greater than forecasted expenses, the cash ultimately retained by the Group may not be sufficient to fund its operations. There is no provision or agreement between the Company and Ambassadors for any adjustments to be made to Ambassadors' capital contribution. Management believes this risk is partially offset by the credit facility agreement between Ambassadors and Group. See "Certain Transactions -- Credit Facility Agreement".

COVENANTS

     Ambassadors and Group have agreed to exchange information, engage in specific auditing practices and resolve disputes in particular ways.

INFORMATION EXCHANGE

     Group and Ambassadors each have agreed to maintain and share information with the other such that each company may:

     - maintain adequate internal accounting to allow the other to satisfy reporting obligations and prepare financial statements;

     - retain records that may be beneficial to the other for a specified period of time and allow that if the records are scheduled to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records; and

     - do its best to provide the other with personnel, directors, officers or agents that may be used as witnesses in legal proceedings.

AUDITING PRACTICES

     So long as Ambassadors is required to consolidate Group's operating results and financial position, Group has agreed to:

     - use reasonable commercial efforts to cause its auditors to date their opinion on Group's financial statements on the same date as Ambassadors' financial statements;

     - provide Ambassadors with all relevant information to enable Ambassadors to prepare its financial statements;

     - grant Ambassadors' internal auditors access to Group's records; and

     - notify Ambassadors of any change in accounting principles.

     Ambassadors has agreed to provide Group with all relevant information to enable Group to prepare its financial statements and to grant Group's internal auditors access to Ambassadors' records.

EXPENSES

     Ambassadors has agreed to pay all costs in connection with the separation and the Distribution.

DISPUTE RESOLUTION

     The Company has agreed with Ambassadors to the following procedures to settle any disputes under the Master Separation and Distribution Agreement:

     - unless the dispute relates to confidentiality or intellectual property claims or if a delay initiating litigation would cause serious and irreparable damage, Group and Ambassadors will each make a good faith effort to first resolve the dispute through informal negotiation;

     - then, through a meeting of senior executives from each company; and

     - if these efforts fail, either party may then litigate the dispute.

INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

GENERAL RELEASE OF PRE-SEPARATION CLAIMS

     On the Separation Date, Group will release Ambassadors and Ambassadors will release Group from any liabilities arising from events occurring on or before the Separation Date, including events occurring in connection with the activities to implement the Separation and the Distribution. This provision will not impair either Ambassadors or Group from enforcing the Master Separation and Distribution Agreement, any ancillary agreement or any arrangement specified in any of these agreements.

INDEMNIFICATION

     The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, Group has agreed to indemnify Ambassadors from all liabilities arising:

     - from Group's business prior to the Separation Date unless caused by the intentional and willful misconduct of an Ambassadors employee;

     - from Group's business after the Separation Date;

     - from any of Group's liabilities or any of Group's contracts other than liabilities caused by the intentional and willful misconduct of an Ambassadors employee prior to the Separation Date;

     - from any breach by Group of the Master Separation and Distribution Agreement or any ancillary agreement;

     - from any untrue statement of a material fact or an omission to state a material fact in this information statement; and

     - from any of Group's liabilities arising from the Ferrall Street lease.

     Ambassadors has agreed to indemnify Group from all liabilities arising from:

     - Group's business prior to the separation date to the extent that Group has not specifically agreed to indemnify Ambassadors;

     - Ambassadors' business; and

     - any breach by Ambassadors of the Master Separation and Distribution Agreement or any ancillary agreement.

     The indemnifying party will make all indemnification payments net of insurance proceeds that the indemnified party receives. The indemnification and insurance matters agreement also contains provisions governing notice and indemnification procedures.

INSURANCE MATTERS

     In general, Group will be responsible for obtaining and maintaining its own insurance programs after the Separation Date.

MASTER TRANSITIONAL SERVICES AGREEMENT

     The master transitional services agreement, or services agreement, governs corporate support services that Group and Ambassadors have agreed to provide to each other such as finance and accounting services or other services reasonably requested by the other. The party receiving the services shall pay the other party an amount equal to a predetermined hourly rate pursuant to the type of services being provided plus expenses. The party providing the services shall bill the other party monthly and the receiving party shall have 45 days after the receipt of the invoice to make the payment for the services.

CREDIT FACILITY AGREEMENT

     Prior to the Distribution, the Company will enter into a credit facility agreement with Ambassadors, pursuant to which the Company has the right to borrow up to $20 million from Ambassadors for working capital, including salaries and overhead, and acquisitions.

     Amounts borrowed under the credit facility agreement will be due and payable on August 31, 2003 and will bear interest at the prime rate on date of draw down. Interest will accrue monthly but will be due and payable on August 31, 2003.

EMPLOYEE MATTERS AGREEMENT

     The employee matters agreement allocates liabilities and responsibilities between Ambassadors and the Company relating to their respective employees, including their participation in benefits plans and stock option plans. Generally, any liability with respect to Ambassadors benefits plans up to the Separation Date will be borne by Ambassadors. Any liability incurred with respect to Group's benefits plans after the Distribution Date will be borne by Group.

     Until the Distribution Date, all of Group's eligible employees will generally continue to participate in the Ambassadors benefits plans on the same terms and conditions applicable to Ambassadors employees. Group intends to establish its own benefits plans for its employees that will become effective on or shortly after the Distribution Date. These plans may be, but are not required to be, comparable to the plans offered by

Ambassadors. Group has the discretion to determine the types of benefits plans that will be implemented as well as the level of benefits that will be offered under its plans.

     Immediately prior to the Distribution, Group will grant, under the Incentive Plan, options to purchase Group common stock ("Group Options") to each holder of an outstanding option to purchase common stock of Ambassadors ("Ambassadors Option") who is and will be, after the Separation, an employee of Group. Thereafter, the exercise price of the Ambassadors Options will be adjusted and the exercise price of the Group Options will be determined in a manner to preserve the economic value of the Ambassadors Options outstanding immediately prior to the Distribution. In addition, additional Group Options will be granted to certain of Group's key employees. See "Treatment of Ambassadors Stock Options in the Distribution."

     Group and Ambassadors have also agreed that, as of the Distribution Date, neither company will solicit or recruit the other's employees for a period of one year following the Distribution Date.

TAX SHARING AGREEMENT

     The tax sharing agreement allocates responsibilities for tax matters between Ambassadors and Group.

     The tax sharing agreement also requires Group to indemnify Ambassadors from any of the following:

     - taxes owed by Group;

     - taxes owed by any party that would not have been payable but for the breach by Group of certain warranties and representations;

     - all liability for a breach by Group of certain warranties and representations;

     - all taxes attributable to actions taken by Group after the Distribution;

     - all liability for any reasonable legal, appraisal or other fees relating to the foregoing; or

     - all taxes that would not have been payable but for Group's breach of any warranty or representation made in the application for the Tax Ruling.

     The tax sharing agreement also assigns responsibilities for administrative matters such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

     For example, the tax sharing agreement provides that Ambassadors will file all U.S., state and local tax returns for itself and Group for pre-Distribution and straddle periods. Straddle periods are taxable periods that include but do not end on the Distribution Date. Group shall be responsible for all similar tax returns after the straddle period. All U.S., state and local taxes to be paid on a consolidated basis for the pro-Distribution and certain other periods will be paid by Ambassadors. All U.S., state and local taxes required to be paid after the Distribution and for certain other periods relating to Group will be paid by Group. To the extent Group receives any tax refunds relating to amounts paid by Ambassadors for pre-Distribution and certain other periods, Group must send such refund to Ambassadors. Unless otherwise agreed to in writing, Group will claim the post Distribution tax deductions with respect to compensation payments paid by Group to its employees and Ambassadors will claim the post Distribution tax deductions with respect to compensation payments paid by Ambassadors to Group employees, if any.

MASTER CONFIDENTIAL DISCLOSURE AGREEMENT

     The master confidential disclosure agreement provides that Group and Ambassadors agree not to disclose confidential information of the other except in specific circumstances. The companies agree not to use confidential information of the other except as may be permitted in an ancillary agreement.

                             PRINCIPAL STOCKHOLDERS

     All of the outstanding shares of Group common stock are and will be prior to the Distribution beneficially owned by Ambassadors. None of the Company's executive officers or directors own any shares of common stock of the Company, but those who own shares of Ambassadors will be treated on the same terms as other holders of Ambassadors' common stock in the Distribution. See "Management -- Stock Ownership of Executive Officers and Directors."

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 20,000,000 shares of common stock, $0.01 value, and 2,000,000 shares of undesignated preferred stock, $0.01 par value. The following description of the Company's capital stock is subject to and qualified in its entirety by the Company's certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this information statement forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK


     Immediately prior to the Distribution, there will be 9,813,140 shares of common stock outstanding, all of which will be held of record by Ambassadors.


     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the rights and preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Company's common stock.

PREFERRED STOCK

     The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on common stock;

     - diluting the voting power of the common stock;

     - impairing the amount available for distribution to the holders of the common stock upon a dissolution of the Company; or

     - delaying or preventing a change in control of the Company without further action by stockholders.

GROUP COMMON STOCK RESERVED FOR ISSUANCE


     Based on the number of Ambassador Options outstanding as of February 4, 2002, and a post Distribution price per share of $10 for Group common stock, it is anticipated that Group Options to purchase approximately 825,000 shares of Group common stock will be granted to holders of Ambassadors Options in the Distribution.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware Law, a Director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify its directors and officers against losses incurred by any such person by reason of the fact that such person was acting in such capacity to the fullest extent permitted by law.

     The Company intends to enter into agreements (the "Indemnification Agreements") with each of the directors and officers of the Company pursuant to which the Company will agree to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which he is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer will be entitled to an advance of expenses to the maximum extent authorized or permitted by law.

     To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors and officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors and officers of the Company.

TRANSFER AGENT AND REGISTRAR


     The transfer agent for Group's common stock is Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660, telephone (800) 356-2017 (Domestic) or +1 (201) 329-8660 (International), TDD (800) 231-5469
(Domestic) or +1 (201) 329-8354 (International), or send an email to Mellon Investor Services at www.melloninvestor.com.


                      WHERE YOU CAN FIND MORE INFORMATION

     The Company has filed with the Securities and Exchange Commission a registration statement under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock being issued in the Distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits and schedules that were filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. This information statement contains a summary of the material terms of contracts or other documents that were filed as exhibits to the registration statement. Statements contained in this information statement about the contents of any of these contracts or any other documents are not necessarily complete. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth

Street, N.W., Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the web site is http://www.sec.gov.

     Upon the Distribution, Group will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the requirements of the Securities Exchange Act, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholder
Ambassadors Group, Inc.
Spokane, Washington

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income (loss), of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Ambassadors Group, Inc. and its subsidiaries (the Company) at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 1 to the financial statements, the Company changed its method of accounting for derivative instruments on July 1, 1998.

                                          /s/ PricewaterhouseCoopers LLP

Portland, Oregon
April 27, 2001

                            AMBASSADORS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                DECEMBER 31,
                                                              SEPTEMBER 30,   -----------------
                                                                  2001         2000      1999
                                                              -------------   -------   -------
                                                               (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS, EXCEPT
                                                                         SHARE DATA)
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................     $ 8,948      $30,303   $33,085
  Restricted cash equivalents...............................         112          112       112
  Available-for-sale securities.............................      24,219       41,128     6,700
  Accounts receivable.......................................         135           48       142
  Prepaid program costs and expenses........................       1,836        1,006       706
  Deferred income taxes.....................................         838          357       197
                                                                 -------      -------   -------
          Total current assets..............................      36,088       72,954    40,942
Property and equipment, net.................................       2,391        2,242     2,137
Other investments...........................................         320           --        --
Goodwill and covenant not-to-compete, net of $1,100, $899
  and $535 of accumulated amortization......................       5,744        5,946     6,268
Other assets................................................          --           --        51
                                                                 -------      -------   -------
          Total assets......................................     $44,543      $81,142   $49,398
                                                                 =======      =======   =======

                                          LIABILITIES
Current liabilities:
  Accounts payable..........................................     $ 3,551      $ 2,076   $ 1,649
  Accrued expenses..........................................         723        1,743       594
  Participants' deposits....................................       6,068       22,763    12,007
  Foreign currency exchange contracts.......................         608          928       369
                                                                 -------      -------   -------
          Total current liabilities.........................      10,950       27,510    14,619
Deferred income taxes.......................................          78           78       145
                                                                 -------      -------   -------
          Total liabilities.................................      11,028       27,588    14,764
                                                                 -------      -------   -------
Commitments and contingencies (Notes 2, 6, and 12)

                                     STOCKHOLDER'S EQUITY
  Preferred stock, $.01 par value; 2,000,000 shares
     authorized; none issued and outstanding................          --           --        --
  Common stock, $.01 par value; authorized, 20,000,000
     shares; issued and outstanding, 9,687,713 shares.......          97           97        97
  Additional paid-in capital................................      16,852       26,100    18,869
  Retained earnings.........................................      16,983       26,956    15,900
  Accumulated other comprehensive income (loss).............        (417)         401      (232)
                                                                 -------      -------   -------
          Total stockholder's equity........................      33,515       53,554    34,634
                                                                 -------      -------   -------
          Total liabilities and stockholder's equity........     $44,543      $81,142   $49,398
                                                                 =======      =======   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            AMBASSADORS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   NINE MONTHS ENDED
                                                     SEPTEMBER 30,          YEARS ENDED DECEMBER 31,
                                               -------------------------   ---------------------------
                                                  2001          2000        2000      1999      1998
                                               -----------   -----------   -------   -------   -------
                                               (UNAUDITED)   (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue......................................    $41,777       $34,765     $40,322   $26,533   $24,429
Operating expenses:
  Selling and tour promotion.................     11,498        11,495      17,177    11,358     8,714
  General and administrative.................      6,314         4,952       7,816     5,957     5,300
                                                 -------       -------     -------   -------   -------
                                                  17,812        16,447      24,993    17,315    14,014
                                                 -------       -------     -------   -------   -------
Operating income.............................     23,965        18,318      15,329     9,218    10,415
                                                 -------       -------     -------   -------   -------
Other income (expense):
  Interest and dividend income...............      1,826         2,232       3,051       773       691
  Realized and unrealized gain (loss) on
     foreign currency exchange contracts.....         --        (1,565)     (1,565)       42       (26)
  Other, net.................................         (3)           56          57        --         2
                                                 -------       -------     -------   -------   -------
                                                   1,823           723       1,543       815       667
                                                 -------       -------     -------   -------   -------
Income before income taxes...................     25,788        19,041      16,872    10,033    11,082
Income tax provision.........................      8,768         6,474       5,816     3,332     3,740
                                                 -------       -------     -------   -------   -------
Income before cumulative effect of change in
  accounting principle.......................     17,020        12,567      11,056     6,701     7,342
Cumulative effect of change in accounting
  principle, net of income taxes of $75......         --            --          --        --       128
                                                 -------       -------     -------   -------   -------
Net income...................................    $17,020       $12,567     $11,056   $ 6,701   $ 7,470
                                                 =======       =======     =======   =======   =======
Earnings per share -- basic and diluted:
  Income before cumulative effect of change
     in accounting principle.................    $  1.76       $  1.30     $  1.14   $  0.69   $  0.76
  Cumulative effect of accounting change.....         --            --          --        --      0.01
                                                 -------       -------     -------   -------   -------
  Net income per share -- basic and
     diluted.................................    $  1.76       $  1.30     $  1.14   $  0.69   $  0.77
                                                 =======       =======     =======   =======   =======
  Weighted-average common shares
     outstanding -- basic and diluted........      9,688         9,688       9,688     9,688     9,688
                                                 =======       =======     =======   =======   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            AMBASSADORS GROUP, INC.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                 NINE MONTHS ENDED
                                                   SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                             -------------------------   -------------------------
                                                2001          2000        2000      1999     1998
                                             -----------   -----------   -------   ------   ------
                                             (UNAUDITED)   (UNAUDITED)
                                                                (IN THOUSANDS)
Net income.................................    $17,020       $12,567     $11,056   $6,701   $7,470
Unrealized gain (loss) on foreign currency
  exchange contracts, net of income tax
  (provision) benefit of $481, $89, $(372),
  $29 and $107.............................       (818)         (152)        633      (50)    (182)
                                               -------       -------     -------   ------   ------
Comprehensive income.......................    $16,202       $12,415     $11,689   $6,651   $7,288
                                               =======       =======     =======   ======   ======

   The accompanying notes are an integral part of the consolidated financial statements.

                            AMBASSADORS GROUP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                         NINE
                                                     MONTHS ENDED     YEARS ENDED DECEMBER 31,
                                                     SEPTEMBER 30,   ---------------------------
                                                         2001         2000      1999      1998
                                                     -------------   -------   -------   -------
                                                      (UNAUDITED)
                                                                   (IN THOUSANDS)
Common Stock:
  Balance, beginning of period.....................    $     97      $    97   $    97   $    97
                                                       --------      -------   -------   -------
  Balance, end of period...........................          97           97        97        97
                                                       --------      -------   -------   -------
Additional-paid-in-capital:
  Balance, beginning of period.....................      26,100       18,869     8,648     4,940
  Contribution from parent company.................          --        7,231    10,221     3,708
  Distribution to parent company...................      (9,248)          --        --        --
                                                       --------      -------   -------   -------
  Balance, end of period...........................      16,852       26,100    18,869     8,648
                                                       --------      -------   -------   -------
Retained earnings:
  Balance, beginning of period.....................      26,956       15,900     9,199     8,297
  Net income.......................................      17,020       11,056     6,701     7,470
  Dividend to parent company.......................     (26,993)          --        --    (6,568)
                                                       --------      -------   -------   -------
  Balance, end of period...........................      16,983       26,956    15,900     9,199
                                                       --------      -------   -------   -------
Accumulated other comprehensive income (loss):
  Balance, beginning of period.....................         401         (232)     (182)       --
  Other comprehensive income (loss), net of income
     taxes.........................................        (818)         633       (50)     (182)
                                                       --------      -------   -------   -------
  Balance, end of period...........................        (417)         401      (232)     (182)
                                                       --------      -------   -------   -------
          Total stockholder's equity...............    $ 33,515      $53,554   $34,634   $17,762
                                                       ========      =======   =======   =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            AMBASSADORS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,           YEARS ENDED DECEMBER 31,
                                         -------------------------   -----------------------------
                                            2001          2000         2000       1999      1998
                                         -----------   -----------   --------   --------   -------
                                         (UNAUDITED)   (UNAUDITED)
                                                              (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................   $ 17,020      $ 12,567     $ 11,056   $  6,701   $ 7,470
  Adjustments to reconcile net income
     to net cash provided by operating
     activities:
     Depreciation and amortization.....        682           761        1,226        817       541
     Deferred income tax provision
       (benefit).......................         --            --         (599)       (15)      230
     Loss (gain) on foreign currency
       exchange contracts..............         --         1,565        1,565        (42)       26
     Other, net........................         --            11           12         --        --
  Change in assets and liabilities, net
     of effects of purchase of
     subsidiary:
     Restricted cash equivalents.......         --            --           --         40       (27)
     Accounts receivable...............        (87)           32           94      1,198       (34)
     Prepaid program costs and
       expenses........................     (2,449)         (190)        (300)       553      (218)
     Accounts payable and accrued
       expenses........................        455         2,663        1,576        192       451
     Participants' deposits............    (16,695)           30       10,756        252       408
                                          --------      --------     --------   --------   -------
       Net cash provided by (used in)
          operating activities.........     (1,074)       17,439       25,386      9,696     8,847
                                          --------      --------     --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...       (629)         (325)        (981)      (788)     (386)
  Proceeds from sale of
     available-for-sale securities.....     31,906         7,302       14,521      9,837        --
  Purchase of available-for-sale
     securities........................    (14,997)      (15,566)     (48,949)   (16,537)     (203)
  Purchase of other investments........       (320)           --           --         --        --
  Cash paid for acquisition of
     subsidiary, net of cash
     received..........................         --           (41)          (3)    (1,690)       --
  Payment for covenant-not-to-compete
     agreement.........................         --            --          (38)       (38)      (50)
  Change in other assets...............         --             6           51          1        29
                                          --------      --------     --------   --------   -------
       Net cash provided by (used in)
          investing activities.........     15,960        (8,624)     (35,399)    (9,215)     (610)
                                          --------      --------     --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Contribution from parent company.....         --         7,037        7,231      9,421     3,708
  Dividend to parent company...........    (36,241)           --           --         --    (6,568)
                                          --------      --------     --------   --------   -------
       Net cash provided by (used in)
          financing activities.........    (36,241)        7,037        7,231      9,421    (2,860)
                                          --------      --------     --------   --------   -------
       Net increase (decrease) in cash
          and cash equivalents.........    (21,355)       15,852       (2,782)     9,902     5,377
  Cash and cash equivalents, beginning
     of period.........................     30,303        33,085       33,085     23,183    17,806
                                          --------      --------     --------   --------   -------
  Cash and cash equivalents, end of
     period............................   $  8,948      $ 48,937     $ 30,303   $ 33,085   $23,183
                                          ========      ========     ========   ========   =======

See Note 12 for non-cash investing and financing activities.

   The accompanying notes are an integral part of the consolidated financial statements.

                            AMBASSADORS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2001 AND 2000 IS UNAUDITED)

1.  COMPANY BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION AND BASIS OF CONSOLIDATION

     Ambassadors Group, Inc. (the Company or the Group) is an educational travel company that organizes and promotes international educational travel and sports programs for students, athletes and professionals. The Company was founded in 1967 and was reincorporated in Delaware as Ambassadors Education Group, Inc. in 1995. The Company comprises the operations of the former Education Group segment of its parent, Ambassadors International, Inc. and changed its name to Ambassadors Group, Inc. during 2001 in anticipation of its proposed spin off from its parent company (See Note 9).

     The consolidated financial statements include the accounts of Ambassadors Group, Inc. and its wholly-owned subsidiaries, Ambassador Programs, Inc. and Ambassadors Sports Group, Inc. (Sports Group). The consolidated financial statements have been carved out from the consolidated financial statements of its parent using the historical operating results and historical bases of the assets and liabilities of its parent's business that Group comprises. Accordingly, the historical financial information the Company has included in this information statement does not necessarily reflect what the Company's financial position, operating results and cash flows would have been had Group been a separate, stand-alone entity during the periods presented. (See also Note 10.) Sports Group commenced operations in June 1999 with the acquisition of a company engaged in providing youth sports travel programs. All significant intercompany accounts and transactions are eliminated in consolidation.

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information" effective for fiscal years beginning after December 31, 1997. SFAS No. 131 establishes a framework for segment reporting of selected information. The Company has determined that it has a single operating segment consisting of the educational travel and sports programs for students, athletes and professionals. These programs have similar economic characteristics are similar in the nature of products offered and participants, as well as utilize similar processes for the marketing of the programs and providing of travel and educational services.

     All of the Company's assets are located in the United States. The Company's revenues as a percentage of total revenues were derived from travel programs conducted in the following geographic areas:

                                                                 YEARS ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              2000   1999   1998
                                                              ----   ----   ----
Europe......................................................   42%    49%    47%
South Pacific (primarily Australia and New Zealand).........   31%    33%    30%
Asia (primarily China)......................................   12%     6%     9%
United States...............................................    8%     9%     9%
Other.......................................................    7%     3%     5%

  CREDIT RISK

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, certain investments and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such balances may be in excess of the federal depository insurance limit or may be on deposit at institutions which are not covered by this insurance. The Company believes that its primary trade accounts receivable credit risk exposure is limited as travel program participants are required to pay for their entire program costs prior to the program departure.

                            AMBASSADORS GROUP, INC.

     The Company uses foreign currency exchange contracts as part of an overall risk-management strategy. These instruments are used as a means of mitigating exposure to foreign currency risk connected to anticipated travel programs. In entering into these contracts, the Company has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults.

  CASH AND CASH EQUIVALENTS

     The Company invests cash in excess of operating requirements in short-term time deposits, money market instruments, government mutual bond funds and other investments. The Company considers investments with remaining maturities at date of purchase of three months or less to be cash equivalents.

     The Company's restricted cash equivalents represent certificates of deposit issued in the Company's name and held by two airline companies as collateral for airfare purchase agreements. Additionally, the Company has a $3.0 million revolving credit facility for the purpose of issuing letters of credit to several airlines. The facility expires in August 2002, but allows for letters of credit to be issued through August 2004. At September 30, 2001, December 31, 2000 and 1999, the Company had letters of credit outstanding of approximately $190,000, $216,000 and $188,000 under this facility.

  DERIVATIVE FINANCIAL INSTRUMENTS

     In June 1998, Statement of Financial Accounting Standards No. 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities" was issued. The Company implemented the Statement on July 1, 1998. The Statement requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For qualifying cash flow hedge transactions in which the Company is hedging the variability of cash flows related to a forecasted transaction, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on the derivative instruments that are reported in other comprehensive income are reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges are recognized in current period earnings. Unrealized gains and losses on foreign currency exchange contracts that are not qualifying cash flow hedges as defined by SFAS 133 are recorded in the statements of operations. The adoption of SFAS 133 on July 1, 1998 resulted in the cumulative effect of an accounting change of $128,000, net of income taxes, being recognized as income.

     Prior to the adoption of SFAS 133 on July 1, 1998, the Company classified the foreign currency contracts as trading securities with realized and unrealized gains and losses on these securities recognized in the statements of operations.

  INVESTMENTS

     The Company classifies its marketable debt investments as available-for-sale securities, which are carried at fair value.

     Unrealized gains and losses on available-for-sale securities are excluded from operations and reported as accumulated other comprehensive income, net of deferred income taxes. Realized gains and losses on the sale of available-for-sale securities are recognized on a specific identification basis in the statement of operations in the period the investments are sold.

     During January 2001, the Company purchased a minority interest in Off the Beaten Path LLP. Off the Beaten Path provides unique adventure travel experiences to a sophisticated clientele throughout the Rocky

                            AMBASSADORS GROUP, INC.

Mountains, American Southwest, Alaska and Patagonia. This investment is reported at the lower of cost or estimated net realizable value.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Cost of maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. Major additions and betterments are capitalized. Depreciation and amortization are provided over the lesser of the estimated useful lives of the respective assets or the lease term (including extensions), using the straight-line method, generally 5 to 7 years.

     When property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized in operations.

  GOODWILL AND COVENANT-NOT-TO-COMPETE

     Goodwill is being amortized using the straight-line method over 30 years. The cost of the covenant-not-to-compete is amortized using the straight-line method over 5 years, the term of the agreement. The Company periodically assesses the recoverability of the recorded goodwill based upon the expected undiscounted cash flows of the business operations that generated the goodwill.

  REVENUE RECOGNITION

     The Company bills travel participants in advance, which are recorded as participants' deposits. The Company pays for certain direct program costs such as airfare, hotel, rail passes and other program costs in advance of travel, which are recorded as prepaid program costs and expenses. The Company recognizes travel revenue and related costs when travel convenes.

  SELLING AND TOUR PROMOTION EXPENSES

     The Company expenses all selling and tour promotion expenses as incurred.

  INCOME TAXES

     The Company is included in the consolidated income tax return of its parent company, Ambassadors International, Inc. The income tax provision recorded in these financial statements is computed on a separate return basis for the years ended December 31, 2000, 1999 and 1998. The income taxes for the nine months ended September 30, 2001 and 2000 are computed based upon the estimated annual effective income tax rate.

  EARNINGS PER SHARE

     Earnings per share -- basic is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Earnings per share -- diluted is computed by increasing the weighted-average number of common shares outstanding by the additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

     As there were no potentially dilutive securities currently outstanding, there is no difference between basic and diluted earnings per share for any periods presented. In connection with the proposed spin off transaction, there will be stock options granted to employees of the Company which more than likely will result in potentially dilutive common stock equivalents at that time. However, since the amount of stock options to be granted will be based on formulas that take into account the market values of the shares of the parent and of the Company on that date, it is not possible to estimate the amount of such dilution. The stock options to be granted to employees of the Company is intended to provide the employees with a benefit similar as they had

                            AMBASSADORS GROUP, INC.

with the parent. The dilutive effect of stock options to the parent was less than 3% for all periods presented. However, this is not necessarily indicative of the impact on diluted earnings per share to the Company.

  ACCOUNTING FOR STOCK OPTIONS

     As permitted by Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation," the Company has chosen to measure compensation cost for stock-based employee compensation plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide the disclosure only requirements of SFAS 123.

     No stock options of the Company are outstanding as of December 31, 2000 or 1999 however, disclosure has been made regarding options held by company employees of Ambassadors International, Inc. options as of these dates (see Note
7).

  ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  UNAUDITED INTERIM PERIODS

     In the opinion of management, the accompanying unaudited, consolidated financial statements contain all of the adjustments (normal and recurring in nature) necessary to present fairly the consolidated financial position of the Company at September 30, 2001 and the consolidated results of operations, comprehensive loss and cash flows for the nine-month periods ended September 30, 2001 and 2000.

  NEW ACCOUNTING PRONOUNCEMENTS

     On July 20, 2001, the Financial Accounting Standards Board (FASB) issued FASB Statement 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment-only approach. Upon Adoption of SFAS 142, goodwill and certain other intangible assets will be tested at the reporting unit annually and whenever events or circumstances occur indicating that goodwill and certain other intangible assets might be impaired. Amortization of goodwill and certain other intangible assets, including goodwill recorded in past business combinations, will cease. The adoption date for the Company will be January 1, 2002. The Company has not yet determined what the impact of SFAS 142 will be on the Company's results of operations and financial position.

     On July 20, 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method will be prohibited. The Company adopted this statement during the third quarter of fiscal 2001. The adoption of SFAS 141 did not have a material impact on the Company's consolidated financial statements.

2.  DERIVATIVE FINANCIAL INSTRUMENTS

     The substantial majority of the Company's travel programs take place outside of the United States and most foreign suppliers require payment in currency other than the U.S. dollar. Accordingly, the Company is

                            AMBASSADORS GROUP, INC.

exposed to foreign currency risk relative to changes in foreign currency exchange rates between those currencies and the U.S. dollar. The Company has a program to provide a hedge against certain of these foreign currency risks. The Company uses forward contracts which allow the Company to acquire the foreign currency at a fixed price for a specified period of time. Some of the Company's forward contracts include a synthetic component if a pre-determined trigger occurs during the term of the contract. All of the Company's derivatives are cash flow hedges of forecasted transactions. The Company has a $50,000,000 credit facility through August 2002 to support foreign currency purchases and foreign exchange forward contracts.

     At September 30, 2001, the Company had outstanding forward contracts as follows (in thousands):

                                                       NOTIONAL
                      CURRENCY                          AMOUNT             MATURES
                      --------                        -----------          -------
                                                      (UNAUDITED)
Forward contracts:
  Australian dollar.................................    $ 9,400     April - June 2002
  Euro dollar.......................................      3,460     May - July 2002
  British pound.....................................      1,250     June - July 2002
                                                        -------
                                                        $14,110
                                                        =======
Forward contracts with synthetic option:
  Euro dollar.......................................    $ 6,160     February - July 2002
  British pound.....................................      2,050     March - June 2002
  Australian dollar.................................      2,100     January - July 2002
  New Zealand dollar................................      5,150     May - July 2002
                                                        -------
                                                        $15,460
                                                        =======

     At December 31, 2000, the Company had outstanding forward contracts as follows (in thousands):

                                                       NOTIONAL
                      CURRENCY                          AMOUNT             MATURES
                      --------                        -----------          -------
Forward contracts:
  Australian dollar.................................    $ 3,000     January - April 2001
  Australian dollar.................................      9,400     April - June 2002
  New Zealand dollar................................      4,000     May - July 2001
  Euro dollar.......................................      3,460     May - July 2002
  British pound.....................................      1,250     June - July 2002
                                                        -------
                                                        $21,110
                                                        =======
Forward contracts with synthetic option:
  Euro dollar.......................................    $ 6,200     April 2001
  Euro dollar.......................................      3,460     March - May 2002
  British pound.....................................      5,000     May 2001
  British pound.....................................      1,250     March - June 2002
  Australian dollar.................................      6,000     May - July 2001
  New Zealand dollar................................      3,750     May - June 2002
                                                        -------
                                                        $25,660
                                                        =======

                            AMBASSADORS GROUP, INC.

     At December 31, 1999, the Company had outstanding forward contracts as follows (in thousands):

                                                       NOTIONAL
                      CURRENCY                          AMOUNT             MATURES
                      --------                        -----------          -------
Forward contracts:
  Australian dollar.................................    $ 2,054     May 2000
  British pound.....................................      6,997     April - July 2000
                                                        -------
                                                        $ 9,051
                                                        =======
Forward contracts with synthetic option:
  Danish Krone......................................    $ 2,278     March - July 2000
  Euro dollar.......................................      6,945     April - June 2000
  British pound.....................................      7,304     May - June 2000
  New Zealand dollar................................      2,859     May - July 2000
  Australian dollar.................................      2,145     June 2000
                                                        -------
                                                        $21,531
                                                        =======

     At September 30, 2001, December 31, 2000 and December 31, 1999, the Company had net unrealized losses associated with these financial instruments of approximately $608,000, $928,000 and $369,000, respectively. During the year ended December 31, 2000, the Company recorded an unrealized loss of approximately $1,565,000 in the statement of operations for foreign currency exchange contracts that did not qualify as cashflow hedges as defined by SFAS
133. All unrealized losses on forward contracts recorded in accumulated other comprehensive income (loss) at September 30, 2001 are expected to be reclassified to operations during the year ending December 31, 2002.

     Prior to the adoption of SFAS 133 on July 1, 1998, the Company classified foreign currency contracts as trading securities with realized and unrealized gains and losses on these securities recognized in the statement of operations based upon the fair value of the investment. Since July 1, 1998, unrealized gains or losses associated with these transactions that qualify as cashflow hedges under SFAS 133 are reported in accumulated other comprehensive income
(loss). Any realized gains or losses associated with these transactions are recognized in the Company's operations in the period in which earnings are impacted by the variability of the cash flows of the hedged item. The net unrealized gain (loss) reclassified to operations from accumulated other comprehensive income (loss) for the nine months ended September 30, 2001 and 2000 and the years ended December 31, 2000 and 1999 was approximately ($2,176,000), $114,000, $369,000 and $289,000, respectively. Income taxes on the unrealized gain (losses) reclassified for the nine months ended September 30, 2001 and 2000 and the years ended December 31, 2000 and 1999 were approximately ($805,000), $42,000, ($137,000) and ($107,000), respectively. The Company assesses hedge ineffectiveness on a quarterly basis and records the gain or loss related to the ineffective portion in the statements of operations. During the nine months ended September 30, 2001 and 2000 and the years ended December 31, 2000, 1999, and 1998, there were no significant amounts recognized in income or loss due to hedge ineffectiveness.

                            AMBASSADORS GROUP, INC.

3.  INVESTMENTS

     At September 30, 2001, December 31, 2000 and December 31, 1999, the cost and estimated fair values of the Company's investments in U.S. government and agency obligations were as follows (in thousands):

                                                          GROSS        GROSS      FAIR VALUE
                                                        UNREALIZED   UNREALIZED    CARRYING
                                               COST       GAINS        LOSSES       VALUE
                                              -------   ----------   ----------   ----------
September 30, 2001 (unaudited)..............  $24,219      $ --         $ --       $24,219
                                              =======      ====         ====       =======
December 31, 2000...........................  $41,128      $ --         $ --       $41,128
                                              =======      ====         ====       =======
December 31, 1999...........................  $ 6,700      $ --         $ --       $ 6,700
                                              =======      ====         ====       =======

     At September 30, 2001, the amortized cost and fair value of the available-for-sale securities, by contractual maturity were as follows (in thousands):

                                                              AMORTIZED    FAIR
                                                                COST       VALUE
                                                              ---------   -------
One year or less............................................   $ 4,089    $ 4,089
After one year through five years...........................    20,130     20,130
                                                               -------    -------
                                                               $24,219    $24,219
                                                               =======    =======

     Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                         DECEMBER 31,
                                                       SEPTEMBER 30,   -----------------
                                                           2001         2000      1999
                                                       -------------   -------   -------
                                                        (UNAUDITED)
Office furniture, fixtures and equipment.............     $ 2,544      $ 2,244   $ 2,173
Computer equipment and software......................       3,474        3,327     2,726
Leasehold improvements...............................         876          694       400
                                                          -------      -------   -------
                                                            6,894        6,265     5,299
Less accumulated depreciation and amortization.......      (4,503)      (4,023)   (3,162)
                                                          -------      -------   -------
                                                          $ 2,391      $ 2,242   $ 2,137
                                                          =======      =======   =======

     Depreciation and amortization expense on property and equipment of approximately $466,000 and $453,000 for the nine months ended September 30, 2001 and 2000, respectively, was included in the determination of net income. Depreciation and amortization expense on property and equipment of approximately $862,000, $527,000 and $422,000, for the years ended December 31, 2000, 1999, and 1998, respectively, was included in the determination of net income.

                            AMBASSADORS GROUP, INC.

5.  INCOME TAXES

     The provision for income taxes consisted of the following (in thousands):

                                                             YEARS ENDED DECEMBER 31,
                                                             ------------------------
                                                              2000     1999     1998
                                                             ------   ------   ------
Current:
  Federal..................................................  $6,403   $3,331   $3,500
  State....................................................      12       16       10
Deferred...................................................    (599)     (15)     230
                                                             ------   ------   ------
                                                             $5,816   $3,332   $3,740
                                                             ======   ======   ======

     Components of the net deferred tax assets and liabilities are as follows (in thousands):

                                                                   DECEMBER 31, 2000
                                                              ----------------------------
                                                              ASSETS   LIABILITIES   TOTAL
                                                              ------   -----------   -----
Accrued vacation and compensation...........................   $ 45       $ --       $ 45
Depreciation................................................     --        (91)       (91)
Unrealized loss on foreign currency exchange contracts......    312         --        312
Amortization of goodwill and non-compete agreement..........     13         --         13
                                                               ----       ----       ----
Total temporary differences.................................   $370       $(91)      $279
                                                               ====       ====       ====

                                                                  DECEMBER 31, 1999
                                                             ----------------------------
                                                             ASSETS   LIABILITIES   TOTAL
                                                             ------   -----------   -----
Accrued vacation...........................................   $ 60       $  --      $  60
Depreciation...............................................     --        (190)      (190)
Unrealized loss on foreign currency exchange contracts.....    137          --        137
Amortization of goodwill and non-compete agreement.........     45          --         45
                                                              ----       -----      -----
Total temporary differences................................   $242       $(190)     $  52
                                                              ====       =====      =====

     The income tax provision differs from that computed using the federal statutory rate applied to income before income taxes as follows (in thousands):

                                                            YEARS ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                      2000            1999            1998
                                                  -------------   -------------   -------------
                                                  AMOUNT    %     AMOUNT    %     AMOUNT    %
                                                  ------   ----   ------   ----   ------   ----
Provision at the federal statutory rate.........  $5,905   35.0%  $3,512   35.0%  $3,879   35.0%
State income tax, net of federal benefit........       8    0.0       10    0.1        6    0.1
Tax exempt interest.............................     (76)  (0.5)    (112)  (1.1)     (59)  (0.5)
Other...........................................     (21)  (0.1)     (78)  (0.8)     (86)  (0.8)
                                                  ------   ----   ------   ----   ------   ----
                                                  $5,816   34.4%  $3,332   33.2%  $3,740   33.8%
                                                  ======   ====   ======   ====   ======   ====

                            AMBASSADORS GROUP, INC.

6.  COMMITMENTS AND CONTINGENCIES

     The Company leases office facilities and office equipment under non-cancelable operating leases. At December 31, 2000, future non-cancelable lease commitments are as follows (in thousands):

YEAR ENDING
DECEMBER 31,
------------
2001........................................................   $  678
2002........................................................      674
2003........................................................      638
2004........................................................      559
                                                               ------
                                                               $2,549
                                                               ======

     Total rent expense for the nine months ended September 30, 2001 and 2000 was approximately $375,000 and $341,000, respectively. Total rent expense for the years ended December 31, 2000, 1999, and 1998 was approximately $635,000, $580,000 and $564,000, respectively. The Company may cancel the lease on the corporate office without penalty (upon one year's prior notice) and also may extend the term of the lease for an additional ten-year period upon providing written notice to the lessor at least six months prior to the end of the initial lease term in 2004.

     The Company is subject to claims, suits and complaints, which have arisen, in the ordinary course of business. In the opinion of management and its legal counsel, all matters are adequately covered by insurance or, if not covered, are without merit or are of such a nature, or involve such amounts as would not have a material effect on the financial position, cash flows or results of operations of the Company.

7.  STOCK PLANS

     The Company will adopt the 2001 Equity Participation Plan (the Plan) in conjunction with the Company's proposed spin off. The Plan provides for the grant of stock options, awards of restricted stock, performance or other awards or stock appreciation rights to directors, key employees and consultants of the Company. The maximum number of shares which may be awarded under the Plan is 1.8 million shares.

     During 2001, 2000, 1999, 1998, and in prior years, certain employees of the Company were granted stock options under Ambassadors International, Inc.'s stock-based compensation plans. Awards outstanding under Ambassadors International, Inc.'s stock-based compensation plans that are held by the Company's employees will be converted to awards to acquire stock of the Company.

     The stock options and other awards, as converted or adjusted, will have the same vesting provisions, option periods, and other terms and conditions as the Ambassadors International, Inc. options. The number of shares and exercise price of each stock option will be adjusted so that each option, whether a Ambassadors International, Inc. option or a Company option, will have the same ratio of the exercise price per share to the market value per share, and the same aggregate difference between market value and exercise price as the Ambassadors International, Inc. stock options prior to the adjustments. No new measurement date is expected to occur upon conversion of the stock options.

     Under the terms of the Plan, options to purchase shares of the Company's common stock are granted at a price set by the Compensation Committee of the Board of Directors, not to be less than the par value of a share of common stock and if granted as performance-based compensation or as incentive stock options, no less than the fair market value of the stock on the date of grant. The Compensation Committee establishes the vesting period of the awards. The options may be exercised any time after they are fully vested for a period up to 10 years from the grant date.

                            AMBASSADORS GROUP, INC.

     Had compensation cost been determined based on the fair value at the grant dates for awards under the parent's plans consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been changed to the pro forma amounts indicated below (in thousands except per share data):

                                            YEAR ENDED          YEAR ENDED          YEAR ENDED
                                        DECEMBER 31, 2000    DECEMBER 31, 1999   DECEMBER 31, 1998
                                        ------------------   -----------------   -----------------
                                           AS        PRO        AS       PRO        AS       PRO
                                        REPORTED    FORMA    REPORTED   FORMA    REPORTED   FORMA
                                        --------   -------   --------   ------   --------   ------
Income before cumulative effect of
  change in accounting principle......  $11,056    $10,773    $6,701    $6,483    $7,342    $7,160
Cumulative effect of change in
  accounting principle................       --         --        --        --       128       128
                                        -------    -------    ------    ------    ------    ------
Net income............................  $11,056    $10,773    $6,701    $6,483    $7,470    $7,288
                                        =======    =======    ======    ======    ======    ======
Net income per share:
Income before cumulative effect of
  change in accounting principle......  $  1.14    $  1.11    $ 0.69    $ 0.67    $ 0.76    $ 0.74
Cumulative effect of accounting
  change..............................       --         --        --        --      0.01      0.01
                                        -------    -------    ------    ------    ------    ------
Net income per share -- basic and
  diluted.............................  $  1.14    $  1.11    $ 0.69    $ 0.67    $ 0.77    $ 0.75
                                        =======    =======    ======    ======    ======    ======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998:

                                                         2000        1999        1998
                                                       ---------   ---------   ---------
Dividend yield.......................................       0.0%        0.0%        0.0%
Expected volatility..................................        56%         58%         61%
Risk free interest rates.............................       5.9%        5.9%        6.0%
Expected option lives................................  6.4 years   6.1 years   6.6 years

     Stock option transactions are summarized as follows:

                                                        NUMBER OF   WEIGHTED-AVERAGE   EXPIRATION
                                                         SHARES      EXERCISE PRICE       DATE
                                                        ---------   ----------------   -----------
Balance, December 31, 1997............................   219,164         $10.92        2005 - 2007
  Granted.............................................    85,450          22.38               2008
  Forfeited...........................................   (21,127)         13.11
  Exercised...........................................   (11,849)          9.84
                                                         -------         ------
Balance, December 31, 1998............................   271,638          14.46        2005 - 2008
  Granted.............................................   126,400          12.79               2009
  Forfeited...........................................   (32,502)         18.68
  Exercised...........................................    (1,974)         10.24
                                                         -------         ------
Balance, December 31, 1999............................   363,562          13.53        2005 - 2009
  Granted.............................................   156,175          13.79               2010
  Forfeited...........................................   (29,236)         14.49
  Exercised...........................................   (15,488)         11.09
                                                         -------         ------
Balance, December 31, 2000............................   475,013         $13.63        2005 - 2010
                                                         =======         ======

                            AMBASSADORS GROUP, INC.

     The following table presents information about the options as of December 31, 2000:

                                   TOTAL OUTSTANDING                             EXERCISABLE
                 -----------------------------------------------------   ----------------------------
   RANGE OF      NUMBER OF   WEIGHTED-AVERAGE      WEIGHTED-AVERAGE      NUMBER OF   WEIGHTED-AVERAGE
EXERCISE PRICE    SHARES      EXERCISE PRICE    REMAINING LIFE (YEARS)    SHARES      EXERCISE PRICE
--------------   ---------   ----------------   ----------------------   ---------   ----------------
$ 8.25 -  8.78     35,000         $ 8.38                 4.8               35,000         $ 8.38
  8.79 - 11.70    125,063          10.42                 6.5               92,110          10.35
 11.71 - 14.63    189,025          13.51                 9.1               14,021          13.92
 14.64 - 17.55     87,400          15.56                 7.6               46,950          15.05
 17.56 - 20.48     13,025          20.38                 7.1                6,575          20.38
 20.49 - 26.33     15,400          26.25                 7.6                7,700          26.25
 26.34 - 29.25     10,100          29.25                 7.4                5,050          29.25
--------------    -------         ------                 ---              -------         ------
$ 8.25 - 29.25    475,013         $13.63                 7.7              207,406         $12.69
                  =======         ======                 ===              =======         ======

     The weighted-average fair value of options granted during 2000, 1999, and 1998 was $8.42, $7.04, and $11.20 per share, respectively.

8.  RECAPITALIZATION OF THE COMPANY

     In April 2001, the Company's common stock was split and 9,687,713 shares became issued and outstanding. Therefore, shares outstanding for all periods presented have been retroactively adjusted for the stock split.

9.  PROPOSED SPIN-OFF

     In April 2001, Ambassadors International, Inc. announced that it was considering a transaction in which it would spin-off the Company via a distribution of all the Company's common stock to the shareholders of Ambassadors International, Inc. The Company has received a private letter ruling from the Internal Revenue Service to the effect that the proposed distribution is a tax free transaction under Sections 368(a)(1)(D) and 355(a) of the Internal Revenue Code of 1986, as amended. The spin-off is subject to approval by the Board of Directors of Ambassadors International. Inc. If the spin-off occurs, the Company will file to register its share with the Security and Exchange Commission and file an application to have its common stock listed on NASDAQ.

10.  ALLOCATED COSTS

     The consolidated financial statements include certain costs incurred by the parent company which have been allocated to the Company. These costs are primarily corporate personnel, finance, travel, marketing and other general and administrative costs. The costs have been allocated to the Company primarily based on headcount or revenues of the Company relative to the total consolidated headcount or revenues of Ambassadors International, Inc. Management believes the cost allocations are reasonable within the consolidated parent company. If the Company operated as a separate entity without the parent company, however, management believes that these expenses would have increased due to increased costs associated with being a stand alone public company and the additional personnel costs, marketing costs, and other

                            AMBASSADORS GROUP, INC.

general administrative costs associated therewith. Management believes that these expenses would have increased by the following proforma amounts (unaudited):

Nine months ended September 30, 2001........................   $  950,000
Nine months ended September 30, 2000........................      712,000
Year ended December 31,
  2000......................................................    1,169,000
  1999......................................................      839,000
  1998......................................................      819,000

11.  EMPLOYEE BENEFIT PLAN

     The Company's employees participate in the parent company's 401(k) Profit Sharing Plan (the Plan). Employees are eligible to participate in the Plan upon six months of service and 21 years of age. Employees may contribute up to 15% of their salary, subject to the maximum contribution allowed by the Internal Revenue Service. The Company's matching contribution is discretionary based upon approval by management. Employees are 100% vested in their contributions and vest in Company matching contributions equally over four years. During the nine months ended September 30, 2001 and 2000, the Company contributed approximately and $39,000 and $29,000 to the Plan, respectively. During the years ended December 31, 2000, 1999, and 1998, the Company contributed approximately $36,000, $32,000 and $29,000 to the Plan, respectively.

     If the proposed spin-off transaction (see Note 9) is consummated, the Company intends to establish a separate 401(k) Profit Sharing Plan for the employees of the Company. All Plan assets associated with the employees of the Company would be transferred from the parent company's Plan to the new Plan established by the Company.

12.  BUSINESS ACQUISITION

     In June 1999, the Company acquired certain assets of a company primarily engaged in providing youth sports travel programs. The total purchase price for the acquisition was $2.5 million plus the issuance of 69,405 shares of Ambassadors International restricted common stock, and certain contingent consideration as described below. Total assets acquired and liabilities assumed in this acquisition was approximately $2.8 million and $5.7 million, respectively. Assets acquired consisted primarily of cash, accounts receivables and prepaid expenses. Liabilities consisted primarily of accounts payable and participant deposits. The common stock issued to effect the transaction was recorded at its estimated fair value based upon quoted market price adjusted for trading restrictions of $800,000. Goodwill related to this acquisition of approximately $6.1 million is being amortized over 30 years. Contingent consideration to be paid is dependent upon the success of the acquired company's programs, up to approximately $1.2 million. The contingent consideration will be accounted for as goodwill when, and if, the contingency is removed and additional consideration is paid.

     The acquisition has been accounted for using the purchase method of accounting. The results of operations of the company has been included in the consolidated statements of operations since its date of acquisition. The following unaudited pro forma summary presents the consolidated results of operations of the Company as if the 1999 acquisitions had occurred at January 1, 1998 (in thousands except per share data):

                                                               1999      1998
                                                              -------   -------
Revenue.....................................................  $26,548   $26,520
                                                              =======   =======
Net income..................................................  $ 5,973   $ 7,659
                                                              =======   =======
Net income per share -- basic and diluted...................  $  0.62   $  0.79
                                                              =======   =======

                            AMBASSADORS GROUP, INC.

     The above amounts are based upon certain assumptions and estimates which the Company believes are reasonable and do not reflect any benefit from economies which might be achieved from combined operations. The pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place on the bases assumed above, nor are they indicative of the results of future combined operations.

13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.

     However, considerable judgment is necessarily required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale and/or settlement have not been taken into consideration.

     CASH AND CASH EQUIVALENTS -- The carrying value of cash and cash equivalents approximates fair value due to the nature of the cash investments.

     DERIVATIVES -- The fair value of the Company's investments in foreign currency forward contracts is based on quoted market prices and the spot rate of the foreign currencies subject to contracts at period end.

     INVESTMENTS -- The fair value of the Company's investment in debt securities is based on quoted market prices.

     OTHER INVESTMENTS -- The fair value of other investments is not readily determinable.

     The estimated fair values of the financial instruments as of the dates indicated are as follows (in thousands):

                                        SEPTEMBER 30,         DECEMBER 31,         DECEMBER 31,
                                             2001                 2000                 1999
                                      ------------------   ------------------   ------------------
                                      CARRYING    FAIR     CARRYING    FAIR     CARRYING    FAIR
                                       AMOUNT     VALUE     AMOUNT     VALUE     AMOUNT     VALUE
                                      --------   -------   --------   -------   --------   -------
Financial assets:
  Cash and cash equivalents.........  $ 8,948    $ 8,948   $30,303    $30,303   $33,085    $33,085
  Derivatives.......................     (608)      (608)     (928)      (928)     (369)      (369)
  Investments.......................   24,219     24,219    41,128     41,128     6,700      6,700

     LIMITATIONS -- The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange.

                            AMBASSADORS GROUP, INC.

14.  EARNINGS PER SHARE

     The following table presents a reconciliation of basic and diluted earnings per share (EPS) computations (in thousands except share and per share data).

                                                     NINE MONTHS
                                                 ENDED SEPTEMBER 30,   YEARS ENDED DECEMBER 31,
                                                 -------------------   -------------------------
                                                   2001       2000      2000      1999     1998
                                                 --------   --------   -------   ------   ------
Numerator:
  Income before cumulative effect of change in
     accounting principle......................  $17,020    $12,567    $11,056   $6,701   $7,342
  Cumulative effect of accounting change.......       --         --         --       --      128
                                                 -------    -------    -------   ------   ------
  Net income for basic and diluted earnings per
     share.....................................  $17,020    $12,567    $11,056   $6,701   $7,470
                                                 =======    =======    =======   ======   ======
Denominator:
  Weighted-average shares outstanding -- basic
     and diluted...............................    9,688      9,688      9,688    9,688    9,688
                                                 -------    -------    -------   ------   ------
Earnings per share -- basic and diluted:
  Income before cumulative effect of change in
     accounting principle......................  $  1.76    $  1.30    $  1.14   $ 0.69   $ 0.76
  Cumulative effect of accounting change.......       --         --         --       --     0.01
                                                 -------    -------    -------   ------   ------
     Net income per share -- basic and
       diluted.................................  $  1.76    $  1.30    $  1.14   $ 0.69   $ 0.77
                                                 =======    =======    =======   ======   ======

15.  RELATED PARTY TRANSACTIONS

     Periodically, the Company transfers excess cash to its parent company as a dividend. The dividends per share were $2.78 and $0.68 in 2001 and 1998, respectively. Additionally, the parent company has funded business acquisitions and certain working capital requirements of the Company and has not charged any interest on these advances. These transactions have been recorded as contributions from the parent company.

16.  QUARTERLY FINANCIAL DATA

     Summarized quarterly financial data for 2000, 1999, and the for the three quarters of 2001 is as follows (unaudited, and in thousands except per share data):

                                                                 QUARTERS ENDED
                                                          -----------------------------
                                                           MARCH     JUNE     SEPTEMBER
                                                          -------   -------   ---------
2001
Net revenues............................................  $ 1,939   $20,500    $19,338
Income (loss) before taxes..............................   (2,542)   15,886     12,444
Net income (loss).......................................   (1,677)   10,485      8,212
Earnings (loss) per share...............................    (0.17)     1.08       0.85

                            AMBASSADORS GROUP, INC.

     Gross program receipts totaled $5.0 million, $58.7 million, and $48.5 million for the quarters ended March 31, June 30, and September 30, 2001, respectively.

                                                             QUARTERS ENDED
                                                ----------------------------------------
                                                 MARCH     JUNE     SEPTEMBER   DECEMBER
                                                -------   -------   ---------   --------
2000
Net revenues..................................  $   181   $15,470    $19,114    $ 5,557
Income (loss) before taxes....................   (3,829)   10,949     11,921     (2,170)
Net income (loss).............................   (2,509)    7,175      7,901    $(1,511)
Earnings (loss) per share.....................    (0.26)     0.74       0.82    $ (0.16)

     Gross program receipts totaled $0.2 million, $44.1 million, $51.3 million, and $12.2 million for quarters ended March 31, June 30, September 30, and December 31, 2000, respectively.

                                                             QUARTERS ENDED
                                                ----------------------------------------
                                                 MARCH     JUNE     SEPTEMBER   DECEMBER
                                                -------   -------   ---------   --------
1999
Net revenues..................................  $   259   $11,983    $12,935    $ 1,356
Income (loss) before taxes....................   (3,039)    8,964      7,438     (3,330)
Net income (loss).............................   (2,030)    5,987      4,968    $(2,224)
Earnings (loss) per share.....................    (0.21)     0.62       0.51    $ (0.23)

     Gross program receipts totaled $0.7 million, $32.9 million, $33.7 million, and $4.3 million for quarters ended March 31, June 30, September 30, and December 31, 1999, respectively.

                                    PART II

               INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

                               INDEX OF EXHIBITS


NUMBER                           DESCRIPTION
------                           -----------
 2.1**   Master Separation and Distribution Agreement between
         Ambassadors and the Registrant (revised)
 2.2**   Indemnification and Insurance Matters Agreement between
         Ambassadors and the Registrant
 2.3**   Master Transitional Services Agreement between Ambassadors and the Registrant
 2.4**   Employee Matters Agreement between Ambassadors and the
         Registrant
 2.5**   Tax Sharing Agreement between Ambassadors and the Registrant
 2.6**   Master Confidential Disclosure Agreement between Ambassadors and the Registrant
 2.7**   Credit Facility Agreement between Ambassadors and the
         Registrant
 3.1**   Amended and Restated Certificate of Incorporation of the
         Registrant
 3.2**   Bylaws of the Registrant
 4.1     Form of Common Stock certificate of the Registrant
10.1**   2001 Equity Participation Plan
10.2**   Form of 2001 Equity Participation Plan Agreements
10.3**   Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.4**   Commercial Lease Agreement, as amended (Ferrall Street)
21.1**   Subsidiaries of the Registrant


---------------


** Previously filed

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          AMBASSADORS GROUP, INC.

                                          By: /s/ JEFFREY D. THOMAS
                                            ------------------------------------
                                          Name: Jeffrey D. Thomas
                                          Title: President and Chief Executive
                                          Officer


Date: February 4, 2002


                                       II-2